D90/COMP SEC/CW
15 July 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 29th April to the 8th July 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 4th May to the 8th July 2004.

1. Announcement dated 4th May 2004 regarding transaction in own shares
2. Announcement dated 5th May 2004 regarding transaction in own shares
3. Announcement dated 6th May 2004 regarding transaction in own shares
4. Announcement dated 7th May 2004 regarding transaction in own shares
5. Announcement dated 10th May 2004 regarding transaction in own shares
6. Announcement dated 11th May 2004 regarding transaction in own shares
7. Announcement dated 12th May 2004 regarding transaction in own shares
8. Announcement dated 13th May 2004 regarding transaction in own shares
9. Announcement dated 14th May 2004 regarding transaction in own shares
10. Announcement dated 14th May 2004 regarding Contract extension with Xansa
11. Announcement dated 17th May 2004 regarding transaction in own shares
12. Announcement dated 18th May 2004 regarding transaction in own shares
13. Announcement dated 19th May 2004 regarding transaction in own shares
14. Announcement dated 20th May 2004 regarding transaction in own shares
15. Announcement dated 21st May 2004 regarding transaction in own shares
16. Announcement dated 24th May 2004 regarding transaction in own shares
17. Announcement dated 25th May 2004 regarding transaction in own shares

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18. Announcement dated 26th May 2004 regarding transaction in own shares
19. Announcement dated 27th May 2004 regarding Preliminary Results to 31.03.04
20. Announcement dated 1st June 2004 regarding transaction in own shares
21. Announcement dated 2nd June 2004 regarding Director Shareholding
22. Announcement dated 3rd June 2004 regarding transaction in own shares
23. Announcement dated 4th June 2004 regarding Blocklisting Interim Review
24. Announcement dated 4th June 2004 regarding Transaction in own shares
25. Announcement dated 7th June 2004 regarding Director Shareholding
26. Announcement dated 7th June 2004 regarding transaction in own shares
27. Announcement dated 8th June 2004 regarding transaction in own shares
28. Announcement dated 9th June 2004 regarding Director Shareholding
29. Announcement dated 11th June 2004 regarding transaction in own shares
30. Announcement dated 11th June 2004 regarding transaction in own shares
31. Announcement dated 15th June 2004 regarding Director Shareholding
32. Announcement dated 15th June 2004 regarding transaction in own shares
33. Announcement dated 16th June 2004 regarding Director Shareholding
34. Announcement dated 16th June 2004 regarding Shipment of Blotters
35. Announcement dated 17th June 2004 regarding transaction in own shares
36. Announcement dated 18th June 2004 regarding transaction in own shares
37. Announcement dated 22nd June 2004 regarding transaction in own shares
38. Announcement dated 23rd June 2004 regarding Annual Report and Accounts
39. Announcement dated 23rd June 2004 regarding transaction in own shares
40. Announcement dated 24th June 2004 regarding Director Shareholding
41. Announcement dated 25th June 2004 regarding Director Shareholding
42. Announcement dated 24th June 2004 regarding transaction in own shares
43. Announcement dated 25th June 2004 regarding transaction in own shares
44. Announcement dated 28th June 2004 regarding transaction in own shares
45. Announcement dated 29th June 2004 regarding transaction in own shares
46. Announcement dated 30th June 2004 regarding transaction in own shares
47. Announcement dated 2nd July 2004 regarding Director Shareholding
48. Announcement dated 2nd July 2004 regarding Director Shareholding
49. Announcement dated 5th July 2004 regarding transaction in own shares
50. Announcement dated 5th July 2004 regarding Listing Particulars
51. Announcement dated 6th July 2004 regarding transaction in own shares

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

52. Announcement dated 7th July 2004 regarding transaction in own shares
53. Announcement dated 8th July 2004 regarding Transaction in own shares

Documents filed by Boots Group PLC with the Registrar of Companies from 30th April 2004 to the 6th July 2004.

54. Four forms 169 in respect of returns by a company purchasing its own shares (filed 30th April 2004)
55. Form 288c Change of Particulars for Sir Anthony Nigel Russell Rudd (filed 17th May 2004)
56. Form 288c Change of Particulars for Guy Neville Dawson (filed on 20th May 2004)
57. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 21st May 2004)
58. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 10th June 2004)
59. Listing of Particulars (filed 6th July 2004)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

D90/COMP SEC/CW
15 July 2004

Boots Group PLC
Company Secretary's Dept
D90 West, Hub F20
Nottingham, NG90 1BS
Tel: 0115 968 7098
Fax: 0115 968 7152
Christine.wells@boots-plc.com

Office of International Corporate Finance
Division of Washington
D.C. 20549
USA

Dear Sirs

Information pursuant to Rule 12g3-2(b) - FILE NUMBER 82-34701

I enclose for filing certain public information for the period 29th April to the 8th July 2004 relating to Boots Group PLC Company Number 4452715.

Regulatory press announcements made by Boots Group PLC since 4th May to the 8th July 2004.

1. Announcement dated 4th May 2004 regarding transaction in own shares
2. Announcement dated 5th May 2004 regarding transaction in own shares
3. Announcement dated 6th May 2004 regarding transaction in own shares
4. Announcement dated 7th May 2004 regarding transaction in own shares
5. Announcement dated 10th May 2004 regarding transaction in own shares
6. Announcement dated 11th May 2004 regarding transaction in own shares
7. Announcement dated 12th May 2004 regarding transaction in own shares
8. Announcement dated 13th May 2004 regarding transaction in own shares
9. Announcement dated 14th May 2004 regarding transaction in own shares
10. Announcement dated 14th May 2004 regarding Contract extension with Xansa
11. Announcement dated 17th May 2004 regarding transaction in own shares
12. Announcement dated 18th May 2004 regarding transaction in own shares
13. Announcement dated 19th May 2004 regarding transaction in own shares
14. Announcement dated 20th May 2004 regarding transaction in own shares
15. Announcement dated 21st May 2004 regarding transaction in own shares
16. Announcement dated 24th May 2004 regarding transaction in own shares
17. Announcement dated 25th May 2004 regarding transaction in own shares

18. Announcement dated 26th May 2004 regarding transaction in own shares
19. Announcement dated 27th May 2004 regarding Preliminary Results to 31.03.04
20. Announcement dated 1st June 2004 regarding transaction in own shares
21. Announcement dated 2nd June 2004 regarding Director Shareholding
22. Announcement dated 3rd June 2004 regarding transaction in own shares
23. Announcement dated 4th June 2004 regarding Blocklisting Interim Review
24. Announcement dated 4th June 2004 regarding Transaction in own shares
25. Announcement dated 7th June 2004 regarding Director Shareholding
26. Announcement dated 7th June 2004 regarding transaction in own shares
27. Announcement dated 8th June 2004 regarding transaction in own shares
28. Announcement dated 9th June 2004 regarding Director Shareholding
29. Announcement dated 11th June 2004 regarding transaction in own shares
30. Announcement dated 11th June 2004 regarding transaction in own shares
31. Announcement dated 15th June 2004 regarding Director Shareholding
32. Announcement dated 15th June 2004 regarding transaction in own shares
33. Announcement dated 16th June 2004 regarding Director Shareholding
34. Announcement dated 16th June 2004 regarding Shipment of Blotters
35. Announcement dated 17th June 2004 regarding transaction in own shares
36. Announcement dated 18th June 2004 regarding transaction in own shares
37. Announcement dated 22nd June 2004 regarding transaction in own shares
38. Announcement dated 23rd June 2004 regarding Annual Report and Accounts
39. Announcement dated 23rd June 2004 regarding transaction in own shares
40. Announcement dated 24th June 2004 regarding Director Shareholding
41. Announcement dated 25th June 2004 regarding Director Shareholding
42. Announcement dated 24th June 2004 regarding transaction in own shares
43. Announcement dated 25th June 2004 regarding transaction in own shares
44. Announcement dated 28th June 2004 regarding transaction in own shares
45. Announcement dated 29th June 2004 regarding transaction in own shares
46. Announcement dated 30th June 2004 regarding transaction in own shares
47. Announcement dated 2nd July 2004 regarding Director Shareholding
48. Announcement dated 2nd July 2004 regarding Director Shareholding
49. Announcement dated 5th July 2004 regarding transaction in own shares
50. Announcement dated 5th July 2004 regarding Listing Particulars
51. Announcement dated 6th July 2004 regarding transaction in own shares

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

52. Announcement dated 7th July 2004 regarding transaction in own shares
53. Announcement dated 8th July 2004 regarding Transaction in own shares

Documents filed by Boots Group PLC with the Registrar of Companies from 30th April 2004 to the 6th July 2004.

54. Four forms 169 in respect of returns by a company purchasing its own shares (filed 30th April 2004)
55. Form 288c Change of Particulars for Sir Anthony Nigel Russell Rudd (filed 17th May 2004)
56. Form 288c Change of Particulars for Guy Neville Dawson (filed on 20th May 2004)
57. Three forms 169 in respect of Returns by a company purchasing its own shares (filed 21st May 2004)
58. Four forms 169 in respect of Returns by a company purchasing its own shares (filed 10th June 2004)
59. Listing of Particulars (filed 6th July 2004)

I should be grateful if you would acknowledge receipt by stamping the enclosed copy of this letter and returning it to me in the envelope provided.

Should there be any queries, do not hesitate to contact me.

Yours faithfully

CHRIS WELLS
Company Secretarial Assistant

Boots Group PLC
Registered London 4452715
Registered office
1 Thane Road West
Nottingham NG2 3AA
Tel: 0115 950 6111
www.boots-plc.com

OFFERING CIRCULAR

Boots Group PLC

(incorporated with limited liability in England with registered number 04452715)

£2,000,000,000
Euro Medium Term Note Programme

Under this £2,000,000,000 Euro Medium Term Note Programme (the **Programme**), Boots Group PLC (the **Issuer**) may from time to time issue notes (the **Notes**) denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed £2,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described herein.

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "*Summary of the Programme*" and any additional Dealer appointed under the Programme from time to time by the Issuer (each a **Dealer** and together the **Dealers**), which appointment may be for a specific issue or on a continuing basis. References in this Offering Circular to the **relevant Dealer** shall, in the case of an issue of Notes being (or intended to be) subscribed by more than one Dealer, be to all Dealers agreeing to subscribe such Notes.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **UK Listing Authority**) for Notes issued under the Programme during the period of 12 months from the date of this Offering Circular to be admitted to the official list of the UK Listing Authority (the **Official List**) and to the London Stock Exchange plc (the **London Stock Exchange**) for such Notes to be admitted to trading on the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "*Terms and Conditions of the Notes*") of Notes will be set out in a pricing supplement (the **Pricing Supplement**) which, with respect to Notes to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

The Issuer may agree with any Dealer and the Trustee (as defined herein) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger

The Royal Bank of Scotland plc

Dealers

Barclays Capital | **Citigroup**
HSBC | **ING Financial Markets**
The Royal Bank of Scotland plc | **UBS Investment Bank**

The date of this Offering Circular is 2nd July, 2004

The Issuer accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

A copy of this Offering Circular, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000 (the *Listing Particulars*) in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange and issued during the period of 12 months from the date of this Offering Circular, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Interactive Data at Fitzroy House, 13-17 Epworth Street, London EC2A 4DL and from the specified office set out below of each of the Paying Agents (as defined below).

This Offering Circular is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "*Documents Incorporated by Reference*" below). This Offering Circular shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Offering Circular but not part of the Listing Particulars. Any reference in this Offering Circular to Listing Particulars means this Offering Circular excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this Offering Circular are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in this Offering Circular by reference conflicts in any material respect with the information included in the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Offering Circular or any other information provided by the Issuer in connection with the Programme or any Notes. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Offering Circular or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer, any of the Dealers or the Trustee to give any information or to make any representation not contained in or not consistent with this Offering Circular or any other information supplied by the Issuer in connection with the Programme or any Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer, any of the Dealers or the Trustee.

Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes (a) is intended to provide the basis of any credit or other evaluation or (b) should be considered as a recommendation by the Issuer, any of the Dealers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Offering Circular nor any other information supplied in connection with the Programme or any Notes constitutes an offer or invitation by or on behalf of the Issuer, any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme or any Notes is correct as of any time subsequent to the date indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, *inter alia*, the most recently published documents incorporated by reference into this Offering Circular when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, (the *Securities Act*) and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "*Subscription and Sale*").

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Notes may be restricted by law in certain jurisdictions. The Issuer, the Dealers and the Trustee do not represent that this Offering Circular may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers or the Trustee (save for the approval of this Offering Circular as listing particulars by the UK Listing Authority and delivery of a copy of this Offering Circular to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Notes in the United States, the United Kingdom, Japan, Germany, France and The Netherlands: see "*Subscription and Sale*".

All references in this Offering Circular to *Sterling* and £ are to pounds sterling and to *euro* and € are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

CONTENTS

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement or any person acting for him may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of his to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Offering Circular (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited consolidated financial statements and non-consolidated balance sheet and, if published later, the most recently published interim consolidated financial statements of the Issuer; see "*General Information*" for a description of the financial statements currently published by the Issuer; and

(b) all supplements or amendments to this Offering Circular circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Offering Circular (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Offering Circular.

The Issuer will provide, without charge, to each person to whom a copy of this Offering Circular has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Offering Circular. In addition, such documents will be available from the principal office in England of The Royal Bank of Scotland plc (the **Authorised Adviser**) for Notes admitted to the Official List.

The Issuer has undertaken to the Dealers in the Programme Agreement (as defined in "*Subscription and Sale*") to comply with sections 81 and 83 of the Financial Services and Markets Act 2000.

If the terms of the Programme are modified or amended in a manner which would make this Offering Circular, as so modified or amended, inaccurate or misleading, a new or supplementary offering circular will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under "*Form of the Notes*".

This Offering Circular and any supplement will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Offering Circular in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed £2,000,000,000 or its equivalent in other currencies. For the purpose of calculating the Sterling equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the Sterling equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "*Form of the Notes*") shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of Sterling against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the Sterling equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "*Form of the Notes*") shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the Sterling equivalent of Zero Coupon Notes (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under "*Form of the Notes*") and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Offering Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meanings in this summary.

Issuer:	Boots Group PLC
Description:	Euro Medium Term Note Programme
Arranger:	The Royal Bank of Scotland plc
Dealers:	Barclays Bank PLC Citigroup Global Markets Limited HSBC Bank plc ING Bank N.V. The Royal Bank of Scotland plc UBS Limited and any other Dealers appointed in accordance with the Programme Agreement.
Trustee:	The Law Debenture Trust Corporation p.l.c.
Issuing and Principal Paying Agent:	Citibank, N.A.
Certain Restrictions:	Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see "*Subscription and Sale*") including the following restrictions applicable at the date of this Offering Circular. **Notes having a maturity of less than one year** Notes having a maturity of less than one year will constitute deposits for the purposes of the prohibition on accepting deposits contained in section 19 of the Financial Services and Markets Act 2000 unless, among other things, they are issued to a limited class of professional investors and have a denomination of at least £100,000 or its equivalent; see "*Subscription and Sale*".
Programme Size:	Up to £2,000,000,000 (or its equivalent in other currencies calculated as described under "*General Description of the Programme*") outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.
Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Currencies:	Euro, Sterling, U.S. dollars, yen and, subject to any applicable legal or regulatory restrictions, any other currency agreed between the Issuer and the relevant Dealer.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.

Issue Price: Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.

Form of Notes: The Notes will be issued in bearer form as described in "*Form of the Notes*".

Fixed Rate Notes: Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.

Floating Rate Notes: Floating Rate Notes will bear interest at a rate determined:

(a) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or

(b) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or

(c) on such other basis as may be agreed between the Issuer and the relevant Dealer.

The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.

Index Linked Notes: Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.

Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes: Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both.

Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.

Dual Currency Notes: Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.

Zero Coupon Notes: Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption: The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.

The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.

	Notes having a maturity of less than one year are subject to restrictions on their denomination and distribution; see "*Certain Restrictions – Notes with a maturity of less than one year*" above.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency; see "*Certain Restrictions – Notes having a maturity of less than one year*" above.
Taxation:	All payments in respect of the Notes will be made without deduction or withholding for or on account of United Kingdom taxes, subject as provided in Condition 7. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 7, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Notes will contain a negative pledge provision as further described in Condition 3.
Cross Default:	The terms of the Notes will contain a cross default provision as further described in Condition 9.
Status of the Notes:	The Notes will constitute direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and will rank *pari passu* without any preference or priority among themselves and (subject to certain statutory exceptions) *pari passu* with all other unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.
Listing:	Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer in relation to each Series.
	Unlisted Notes may also be issued.
	The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.
Selling Restrictions:	There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, Germany, France and The Netherlands and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes; see "*Subscription and Sale*".
United States Selling Restrictions:	Regulation S, Category 2. TEFRA C/TEFRA D/TEFRA not applicable, as specified in the applicable Pricing Supplement.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global Note (a **Temporary Global Note**) or, if so specified in the applicable Pricing Supplement, a permanent global Note (a **Permanent Global Note**) which, in either case, will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **Common Depositary**) for Euroclear Bank S.A./ N.V. as operator of the Euroclear System (**Euroclear**) and Clearstream Banking, société anonyme (**Clearstream, Luxembourg**). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Note due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the **Exchange Date**) which is 40 days after a Temporary Global Note is issued, interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (a) interests in a Permanent Global Note of the same Series or (b) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification.

The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (a) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (b) only upon the occurrence of an Exchange Event. For these purposes, **Exchange Event** means that (i) an Event of Default (as defined in Condition 9) has occurred and is continuing, (ii) the Issuer has been notified that either Euroclear and/or Clearstream, Luxembourg has/have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or has/have announced an intention permanently to cease business or has/have in fact done so and no successor clearing system satisfactory to the Trustee is available or (iii) the Issuer has or will become subject to adverse tax consequences which would not be suffered were the Notes represented by the Permanent Global Note in definitive form and a certificate to such effect signed by two Directors of the Issuer is given to the Trustee. The Issuer will promptly give notice to Noteholders in accordance with Condition 13 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 45 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under "*Terms and Conditions of the Notes*"), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the distribution compliance period (as defined in Regulation S under the Securities Act) applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 4, 5, 6 (except Condition 6.2), 10, 11, 12, 13 (insofar as such Notes are not listed or admitted to trade on any stock exchange) or 16, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.

APPLICABLE PRICING SUPPLEMENT

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[*Date*]

Boots Group PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes] under the £2,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated [ ]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

[*The following alternative language applies if the first tranche of an issue which is being increased was issued under an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the Offering Circular dated [ ]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Offering Circular dated [ ], save in respect of the Conditions which are extracted from the Offering Circular dated [ ] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or subparagraphs. Italics denote directions for completing the Pricing Supplement*]

[*If the Notes have a maturity of less than one year from the date of their issue, the minimum denomination must be £100,000 or its equivalent in any other currency*]

1. Issuer:	Boots Group PLC
2. (i) Series Number:	[ ]
(ii) Tranche Number:	[ ] (*If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible*)
3. Specified Currency or Currencies:	[ ]
4. Aggregate Nominal Amount:	
(i) Series:	[ ]
(ii) *Tranche:*	[ ]
5. (i) Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*in the case of fungible issues only, if applicable*)]
(ii) Net proceeds (*Required only for listed issues*):	[ ]
6. Specified Denominations:	[ ] [ ]
7. (i) Issue Date:	[ ]
(ii) Interest Commencement Date:	[ ]
8. Maturity Date:	[*Fixed rate - specify date*/ *Floating rate* - Interest Payment Date falling in or nearest to [*specify month*]]

9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[LIBOR/EURIBOR] +/- [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	[(i)] Status of the Notes:	Senior
	[(ii) [Date [Board] approval for issuance of Notes obtained:	[ ] [and [ ], respectively]] (*N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Note*)]
14.	Listing:	[London/Luxembourg/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/ semiannually/quarterly] in arrear] (*If payable other than annually, consider amending Condition 4*)
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] (*N.B. This will need to be amended in the case of long or short coupons*)
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in Nominal Amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount(s)*]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or [*specify other*]]
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *N.B. This will need to be amended in the case of regular interest payment dates which are not of equal duration* *N.B. Only relevant where Day Count Fraction is Actual/Actual (ISMA)*]

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]
17.	**Floating Rate Note Provisions**	[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
(i)	Interest Period(s)	[ ]
(ii)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(iii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/[*specify other*]]
(iv)	Business Centre(s):	[ ]
(v)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(vi)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vii)	Screen Rate Determination:	
	• Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other - including fallback provisions in the Agency Agreement*)
	• Interest Determination Date(s):	[ ] (Second London banking day prior to the start of each Interest Period if LIBOR (other than Sterling or euro LIBOR), first day of each Interest Period if Sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)
	• Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(viii)	ISDA Determination:	
	• Floating Rate Option:	[ ]
	• Designated Maturity:	[ ]
	• Reset Date:	[ ]
(ix)	Margin(s):	[+/-] [ ] per cent. per annum
(x)	Minimum Rate of Interest:	[ ] per cent. per annum
(xi)	Maximum Rate of Interest:	[ ] per cent. per annum
(xii)	Day Count Fraction:	[Actual/365 Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 4 for alternatives*)

	(xiii)	Fallback provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	**Zero Coupon Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 6.5(c) and 6.10 apply/*specify other*] *(Consider applicable day count fraction if not U.S. dollar denominated)*
19.	**Index Linked Interest Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Index/Formula:	[*give or annex details*]
	(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
	(iii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Interest Period(s)	[ ]
	(v)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(vi)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/ Preceding Business Day Convention/*specify other*]
	(vii)	Business Centre(s):	[ ]
	(viii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(ix)	Maximum Rate of Interest:	[ ] per cent. per annum
	(x)	Day Count Fraction:	[ ]
20.	**Dual Currency Interest Note Provisions**		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option:**		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Optional Redemption Date(s):	[ ]

	(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii)	If redeemable in part:	
		(a) Minimum Redemption Amount:	[ ]
		(b) Maximum Redemption Amount:	[ ]
	(iv)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
22.	**Put Option:**		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Optional Redemption Date(s):	[ ]
	(ii)	Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
	(iii)	Notice period (if other than as set out in the Conditions):	[ ] *(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)*
23.	**Final Redemption Amount of each Note:**		[ ] per Note of [ ] Specified Denomination/ *specify other*/see Appendix]
24.	**Early Redemption Amount**		[ ]
	Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 6.5):		[ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]] [Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date] [Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
26.	Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment and not Interest Period end dates to which items 17(iv) and 19(vii) relate)*

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. N.B. a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	Details relating to Instalment Notes:	
	(i) [Instalment Amount(s):	[Not Applicable/*give details*]
	(ii) [Instalment Date(s):	[Not Applicable/*give details*]
30.	Redenomination applicable:	Redenomination [not] applicable (*if Redenomination is applicable, specify the terms of the redenomination in an Annex to the Pricing Supplement*)
31.	Consolidation provisions:	[Not Applicable/The provisions annexed to this Pricing Supplement apply]
32.	Other terms or special conditions:	[Not Applicable/*give details*]

DISTRIBUTION

33.	(i) If syndicated, names of Managers:	[Not Applicable/*give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*give name*]
34.	If non-syndicated, name of relevant Dealer:	[ ]
35.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
36.	Additional selling restrictions:	[Not Applicable/*give details*]

OPERATIONAL INFORMATION

37.	ISIN:	
38.	Common Code:	
39.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
40.	Delivery:	Delivery [against/free of] payment
41.	Additional Paying Agent(s) (if any):	[ ]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the £2,000,000,000 Euro Medium Term Note Programme of Boots Group PLC.]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By:..

Duly authorised

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to "Form of the Notes" for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.

This Note is one of a Series (as defined below) of Notes issued by Boots Group PLC (the **Issuer**) constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the **Trust Deed**) dated 2nd July, 2004 made between the Issuer and The Law Debenture Trust Corporation p.l.c. (the **Trustee**, which expression shall include any successor as Trustee).

References herein to the **Notes** shall be references to the Notes of this Series and shall mean:

(a) in relation to any Notes represented by a global Note (a **Global Note**), units of the lowest Specified Denomination in the Specified Currency;

(b) any Global Note; and

(c) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the **Agency Agreement**) dated 2nd July, 2004 and made between the Issuer, the Trustee, Citibank, N.A. as issuing and principal paying agent and agent bank (the **Agent**, which expression shall include any successor agent) and the other paying agent named therein (together with the Agent, the **Paying Agents**, which expression shall include any additional or successor paying agents).

Interest bearing definitive Notes have interest coupons (**Coupons**) and, if indicated in the applicable Pricing Supplement, talons for further Coupons (**Talons**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts (**Receipts**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions (the **Conditions**) and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the Conditions, replace or modify the Conditions for the purposes of this Note. References to the **applicable Pricing Supplement** are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the **Noteholders**, which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the **Receiptholders**) and the holders of the Coupons (the **Couponholders**, which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, **Tranche** means Notes which are identical in all respects (including as to listing) and **Series** means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (a) expressed to be consolidated and form a single series with the first-mentioned Tranche and (b) identical to the first-mentioned Tranche in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed and the Agency Agreement are available for inspection during normal business hours at the registered office for the time being of the Trustee being at 2nd July, 2004 at Fifth Floor, 100 Wood Street, London EC2V 7EX and at the specified office of each of the Paying Agents. Copies of the applicable Pricing Supplement are obtainable during normal business hours at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be obtainable by a Noteholder holding one or more unlisted Notes of that Series

and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in the Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in the Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

1. FORM, DENOMINATION AND TITLE

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note may be a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, a Dual Currency Interest Note or a combination of any of the foregoing, depending upon the Interest Basis shown in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Redemption Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/ Payment Basis shown in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in the Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, the Paying Agents and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for all purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next succeeding paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./ N.V. as operator of the Euroclear System (**Euroclear**) and/or Clearstream Banking, société anonyme (**Clearstream, Luxembourg**), each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg (including any form of statement or print out of electronic records provided by the relevant clearing system in accordance with its usual procedures and in which the holder of a particular nominal amount of Notes is clearly identified together with the amount of such holding), or any other letter of confirmation, form of record, information and/or certification as the Trustee shall in its absolute discretion think fit as evidence as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Paying Agents and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, any Paying Agent and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note, and the expressions **Noteholder** and **holder of Notes** and related expressions shall be construed accordingly.

In determining whether a particular person is entitled to a particular nominal amount of Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be.

References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved by the Issuer, the Agent and the Trustee.

2. STATUS OF THE NOTES

The Notes and any relative Receipts and Coupons are direct, unconditional and (subject to the provisions of Condition 3) unsecured obligations of the Issuer and rank *pari passu* without any preference or priority among themselves and (subject to certain statutory exceptions) *pari passu* with all other unsecured and unsubordinated obligations of the Issuer, from time to time outstanding.

3. NEGATIVE PLEDGE

So long as any of the Notes remains outstanding (as defined in the Trust Deed), except with the prior sanction of an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders:

(a) the Issuer will not create or permit to subsist any Encumbrance upon, or with respect to, any of its present or future undertaking, assets or revenues to secure any existing or future Relevant Indebtedness of any person or any guarantee or indemnity in respect of any Relevant Indebtedness of any person;

(b) subject as provided below, the Issuer shall procure, so far as the Issuer by the proper exercise of voting and other rights or powers of control exercisable by the Issuer in relation to its Subsidiaries can procure, that no Subsidiary of the Issuer shall create or permit to subsist any Encumbrance upon, or with respect to, any of its present or future undertaking, assets or revenues to secure any existing or future Relevant Indebtedness of any person or any guarantee or indemnity in respect of any Relevant Indebtedness of any person,

unless the Issuer shall, simultaneously with, or prior to, the creation or subsistence of such Encumbrance or the giving of such guarantee or indemnity take any and all action necessary to procure that all amounts payable by the Issuer under the Notes and the Trust Deed (aa) are secured equally and rateably therewith or benefit from a guarantee or indemnity in substantially identical terms thereto (as the case may be) in each case to the satisfaction of the Trustee, or (bb) have the benefit of such other security, guarantee, indemnity or other arrangement as the Trustee shall in its absolute discretion deem not materially less beneficial to the Noteholders, or as shall be approved by an Extraordinary Resolution of the Noteholders.

The covenant in sub-paragraph (b) above shall not apply to any Encumbrance securing the Relevant Indebtedness of any Subsidiary of the Issuer which is acquired by the Issuer after the date of issue of the Notes, which Encumbrance is in existence at the date of, but was not created in contemplation of, such acquisition and provided that the amount secured at the date of such acquisition is not thereafter increased.

For the purposes of the Conditions:

Encumbrance means any mortgage, charge, pledge, lien or other encumbrance by way of security.

Relevant Indebtedness means any loan or other indebtedness which is in the form of or represented by any bonds, notes, depositary receipts or other securities which are for the time being, or are intended by the issuer thereof to be quoted, listed or dealt in on any stock exchange or over-the-counter market or other recognised securities market (whether or not initially distributed by means of a private placement) but excluding any secured loan stock or secured debenture stock, in each case denominated or payable in Sterling with an original term of 15 years or more.

Subsidiary means, in relation to any person, a body corporate which is at the relevant time a subsidiary of that person within the meaning of section 736 of the Companies Act 1985.

4. INTEREST

4.1 Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date

will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in the Conditions, **Fixed Interest Period** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4.1:

(a) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(i) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **Accrual Period**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (I) the number of days in such Determination Period and (II) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(ii) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(A) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(B) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year; and

(b) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In the Conditions:

Determination Period means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

subunit means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, one cent.

4.2 Interest on Floating Rate Notes and Index Linked Interest Notes

(a) Interest Payment Dates

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable in arrear on either:

(i) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(ii) if no Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an **Interest**

Payment Date) which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in the Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(A) in any case where a Specified Period is specified in accordance with Condition 4.2(a)(ii) above, the Floating Rate Convention, such Interest Payment Date (a) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (ii) below shall apply *mutatis mutandis* or (b) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (i) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (ii) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date; or

(B) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(C) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(D) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In the Conditions, **Business Day** means a day which is both:

(a) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Business Centre specified in the applicable Pricing Supplement; and

(a) either (i) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Business Centre and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland respectively) or (ii) in relation to any sum payable in euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System (the TARGET System) is open.

(b) Rate of Interest

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(i) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this subparagraph (i), **ISDA Rate** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions, as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of the Notes (the **ISDA Definitions**) and under which:

(A) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(B) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(C) the relevant Reset Date is either (a) if the applicable Floating Rate Option is based on the London interbank offered rate (**LIBOR**) or on the Euro-zone interbank offered rate (**EURIBOR**), the first day of that Interest Period or (b) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this subparagraph (i), **Floating Rate**, **Calculation Agent**, **Floating Rate Option**, **Designated Maturity** and **Reset Date** have the meanings given to those terms in the ISDA Definitions.

(ii) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(A) the offered quotation; or

(B) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at 11.00 a.m. (London time, in the case of LIBOR, or Brussels time, in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (A) above, no such offered quotation appears or, in the case of (B) above, fewer than three such offered quotations appear, in each case as at the time specified above in this sub-paragraph (ii).

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(c) Minimum Rate of Interest and/or Maximum Rate of Interest

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (b) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (b) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(d) Determination of Rate of Interest and calculation of Interest Amounts

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will, at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the **Interest Amount**) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding

the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

Day Count Fraction means, in respect of the calculation of an amount of interest in accordance with this Condition 4.2:

(i) if "Actual/365" or "Actual/Actual-ISDA" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (I) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (II) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if "Actual/365 (Fixed)" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if "Actual/365 (Sterling)" or "Sterling/FRN" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if "Actual/360" is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if "30/360", "360/360" or "Bond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (I) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (II) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if "30E/360" or "Eurobond Basis" is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(e) Notification of Rate of Interest and Interest Amounts

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 13 as soon as possible after their determination but in no event later than the second London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 13. For the purposes of this paragraph, the expression **London Business Day** means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for general business in London.

(f) Determination or Calculation by Trustee

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with subparagraph (b)(i) or subparagraph (b)(ii) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (d) above, the Trustee or an agent appointed for the purpose by the Trustee pursuant to Clause 15(S) of the Trust Deed shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition, but subject always to any Minimum Rate of Interest or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and

reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(g) Certificates to be final

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 4.2, whether by the Agent or, if applicable, the Calculation Agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

4.3 Interest on Dual Currency Interest Notes

The rate or amount of interest payable in respect of Dual Currency Interest Notes shall be determined in the manner specified in the applicable Pricing Supplement.

4.4 Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

4.5 Accrual of interest

(a) Each Note (or in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

5. PAYMENTS

5.1 Method of payment

Subject as provided below:

(a) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland respectively); and

(b) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

5.2 Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in Condition 5.1 against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in Condition 5.1 against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in Condition 5.1 only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Fixed Rate Notes in definitive form (other than Dual Currency Notes, Index Linked Notes or Long Maturity Notes (as defined below)) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 7) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 8) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any Fixed Rate Note in definitive form becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any Floating Rate Note, Dual Currency Note, Index Linked Note or Long Maturity Note in definitive form becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof. A **Long Maturity Note** is a Fixed Rate Note (other than a Fixed Rate Note which on issue had a Talon attached) whose nominal amount on issue is less than the aggregate interest payable thereon provided that such Note shall cease to be a Long Maturity Note on the Interest Payment Date on which the aggregate amount of interest remaining to be paid after that date is less than the nominal amount of such Note.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of the relevant definitive Note.

5.3 *Payments in respect of Global Notes*

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it was presented and such record shall be *prima facie* evidence that the payment in question has been made.

5.4 General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the foregoing provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(a) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on the Notes in the manner provided above when due;

(b) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(c) such payment is then permitted under United States law without involving, in the sole opinion of the Issuer, adverse tax consequences to the Issuer.

5.5 Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to further interest or other payment in respect of such delay.

For these purposes, **Payment Day** means any day which (subject to Condition 8) is:

(a) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

  (i) the relevant place of presentation;

  (ii) London; and

  (iii) any Financial Centre specified in the applicable Pricing Supplement; and

(b) either (A) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Financial Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland respectively) or (B) in relation to any sum payable in euro, a day on which the TARGET System is open.

5.6 Interpretation of principal and interest

Any reference in the Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(a) any additional amounts which may be payable with respect to principal under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed;

(b) the Final Redemption Amount of the Notes;

(c) the Early Redemption Amount of the Notes;

(d) the Optional Redemption Amount(s) (if any) of the Notes;

(e) in relation to Notes redeemable in instalments, the Instalment Amounts;

(f) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 6.5); and

(g) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in the Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 7 or under any undertaking or covenant given in addition thereto, or in substitution therefor, pursuant to the Trust Deed.

6. REDEMPTION AND PURCHASE

6.1 Redemption at maturity

Unless previously redeemed or purchased and cancelled as specified below, each Note (including each Index Linked Redemption Note and Dual Currency Redemption Note) will be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date.

6.2 Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (if the Note is not a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note) or on any Interest Payment Date (if the Note is a Floating Rate Note, an Index Linked Interest Note or a Dual Currency Interest Note), on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 13, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of such notice that:

(a) on the occasion of the next payment due under the Notes, the Issuer has or will become obliged to pay additional amounts as provided or referred to in Condition 7 as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the date on which agreement is reached to issue the first Tranche of the Notes; and

(b) such obligation cannot be avoided by the Issuer taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of the Notes then due.

Prior to the publication of any notice of redemption pursuant to this Condition, the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Issuer stating that the obligation referred to in (a) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (b) above, in which event it shall be conclusive and binding on the Noteholders, the Receiptholders and the Couponholders.

Notes redeemed pursuant to this Condition 6.2 will be redeemed at their Early Redemption Amount referred to in Condition 6.5 below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

6.3 Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(a) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 13; and

(b) not less than 15 days before the giving of the notice referred to in (a) above, notice to the Trustee and to the Agent

(which notices shall be irrevocable and shall specify the date fixed for redemption), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount and not more than the Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed (**Redeemed Notes**) will be selected individually by lot, in the case of Redeemed Notes represented by definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the **Selection Date**). In the case of Redeemed Notes represented by definitive

Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 13 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes represented by definitive Notes shall bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that such first-mentioned nominal amount shall, if necessary, be rounded downwards to the nearest integral multiple of the Specified Denomination, and the aggregate nominal amount of Redeemed Notes represented by a Global Note shall be equal to the balance of the Redeemed Notes. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this Condition 6.3 and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 13 at least five days prior to the Selection Date.

6.4 Redemption at the option of the Noteholders (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of any Note giving to the Issuer in accordance with Condition 13 not less than 15 nor more than 30 days' notice the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

To exercise the right to require redemption of this Note the holder of this Note must, if this Note is in definitive form and held outside Euroclear and Clearstream, Luxembourg, deliver, at the specified office of any Paying Agent at any time during normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **Put Notice**) and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a Global Note or is in definitive form and held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Agent for notation accordingly.

Any Put Notice given by a holder of any Note pursuant to this Condition 6.4 shall be irrevocable except where, prior to the due date of redemption, an Event of Default has occurred and the Trustee has declared the Notes to be due and payable pursuant to Condition 9, in which event such holder, at its option, may elect by notice to the Issuer to withdraw the notice given pursuant to this Condition 6.4 and instead to declare such Note forthwith due and payable pursuant to Condition 9.

6.5 Early Redemption Amounts

For the purpose of Condition 6.2 and Condition 9, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(a) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(b) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Note is denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(c) in the case of a Zero Coupon Note, at an amount (the **Amortised Face Amount**) calculated in accordance with the following formula:

Early Redemption Amount = RP × $(1 + AY)^y$

where:

RP means the Reference Price;

AY means the Accrual Yield expressed as a decimal; and

y is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

6.6 Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to Condition 6.5.

6.7 Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

6.8 Purchases

The Issuer or any Subsidiary of the Issuer or any subsidiary undertaking of the Issuer may at any time purchase Notes (provided that, in the case of definitive Notes, all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise. If purchases are made by tender, tenders must be available to all Noteholders alike. Such Notes may be held, reissued, resold or, at the option of the Issuer, surrendered to any Paying Agent for cancellation.

6.9 Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and any Notes purchased and cancelled pursuant to Condition 6.8 (together with all unmatured Receipts, Coupons and Talons cancelled therewith) shall be forwarded to the Agent and cannot be reissued or resold.

6.10 Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to Condition 6.1, 6.2, 6.3 or 6.4 or upon its becoming due and repayable as provided in Condition 9 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in Condition 6.5(c) as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and payable were replaced by references to the date on which interest ceases to accrue on Notes (other than Zero Coupon Notes) in accordance with the Trust Deed.

7. TAXATION

All payments of principal and interest in respect of the Notes, Receipts and Coupons by the Issuer will be made without withholding or deduction for or on account of any present or future taxes or duties of whatever nature imposed or levied by or on behalf of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax unless such withholding or deduction is required by law. In such event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the holders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Notes, Receipts or Coupons, as the case may be, in the absence of such withholding or deduction; except that no such additional amounts shall be payable with respect to any Note, Receipt or Coupon:

(a) presented for payment in the United Kingdom; or

(b) presented for payment by or on behalf of a holder who is liable for such taxes or duties in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(c) presented for payment to, or to a third party on behalf of, a holder who would be able to avoid such withholding or deduction by presenting any form or certificate or by making a declaration of non-residence or other similar claim for exemption to any authority of or in the United Kingdom; or

(d) presented for payment more than 30 days after the Relevant Date (as defined below) except to the extent that the holder thereof would have been entitled to an additional amount on presenting the same for payment on such thirtieth day assuming that day to have been a Payment Day (as defined in Condition 5.5); or

(e) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th27th November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(f) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the **Relevant Date** means the date on which such payment first becomes due, except that, if the full amount of the moneys payable has not been duly received by the Trustee or the Agent on or prior to such due date, it means the date on which, the full amount of such moneys having been so received, notice to that effect is duly given to the Noteholders in accordance with Condition 13.

8. PRESCRIPTION

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 7) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 5.2 or any Talon which would be void pursuant to Condition 5.2.

9. EVENTS OF DEFAULT AND ENFORCEMENT

9.1 Events of Default

The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution shall (subject in each case to being indemnified and/or secured to its satisfaction), (but in the case of the happening of any of the events described in paragraphs (b), (c) (d) and (e) below in relation to the Issuer or any Principal Subsidiary and in the case of paragraph (f) below in relation to Principal Subsidiaries only, only if the Trustee shall have certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders), give notice in writing to the Issuer that each Note is, and each Note shall thereupon immediately become, due and repayable at its Early Redemption Amount together with accrued interest as provided in the Trust Deed if any of the following events (each an **Event of Default**) shall occur:

(a) **Non-Payment**: the Issuer fails to pay the principal of any of the Notes within seven days of its due date or any interest payable on any of the Notes within 14 days of its due date; or

(b) **Breach of Other Obligations**: the Issuer defaults in the performance or observance of any of its other obligations set out in the Notes or the Trust Deed which default is incapable of remedy or, if capable of remedy, is not remedied within 30 days (or such longer period as the Trustee may permit) after notice of such default shall have been given to the Issuer by the Trustee; or

(c) **Cross-Default:**

(i) any other present or future indebtedness of the Issuer or any of its Principal Subsidiaries is due prior to its stated maturity by reason of default in respect of the terms thereof and repayment thereof is demanded; or

(ii) any payment in respect of such indebtedness is not paid when due or, as the case may be, within any originally applicable grace period; or

(iii) the Issuer or any of its Principal Subsidiaries fails to pay on the due date as extended by any originally applicable grace period any amount payable or expressed to be payable by it under any present or future guarantee or indemnity in respect of such indebtedness,

provided that the aggregate amount of such indebtedness in respect of which one or more of the events mentioned above in this paragraph (c) has occurred and is still outstanding is not less than the Relevant Amount and provided further that there shall not be included in such aggregate amount any indebtedness in respect of which the Trustee, in its absolute discretion, is satisfied that liability to make payment is being contested in good faith and by appropriate proceedings by the Issuer or the relevant Principal Subsidiary on the basis of advice obtained by it from independent legal advisers of recognised standing that it is reasonable to do so; or

(d) **Enforcement Proceedings:** a distress or execution or other legal process is levied or enforced or sued out upon or against any material part of the property, assets or revenues of the Issuer or any of its Principal Subsidiaries and is not discharged or stayed within 14 days of having been so levied, enforced or sued out; or

(e) **Security Enforced:** an encumbrancer takes possession or a receiver, manager or other similar officer is appointed of the whole or any material part of the undertaking, property, assets or revenues of the Issuer or any of its Principal Subsidiaries and is not removed or discharged within 14 days of such taking possession or appointment; or

(f) **Insolvency and Winding Up:** the Issuer or any of its Principal Subsidiaries becomes insolvent or is unable to pay its debts within the meaning of section 123(1)(e) or section 123(2) of the Insolvency Act 1986 or applies (through its shareholders, directors or other officers) for or consents to or suffers the appointment of an administrator, liquidator, administrative receiver or receiver of the whole or any material part of its undertaking, property, asserts or revenues or takes any proceedings under any law for readjustment or deferment of its obligations or any part of them or makes or enters into a general assignment, arrangement, composition or moratorium with or for the benefit of its creditors or an order is made or any effective resolution passed for the winding up, administration or dissolution of the Issuer or any of its Principal Subsidiaries (other than, in the case of a Principal Subsidiary, a solvent winding up of such Principal Subsidiary).

For the purposes of this Condition 9:

indebtedness means in relation to any person (i) any amount borrowed by that person; (ii) any amount for the time being owing in respect of any indebtedness (actual or contingent) of that person under any guarantee, indemnity, assurance, security (including any security issued in respect of acceptance credit facilities or as consideration for assets or services) or other commitment designed to assure any creditor against loss in respect, in any case, of indebtedness of any other person; and (iii) any indebtedness under any bond, note, loan stock or commercial paper of that person (whether issued for cash or any other consideration).

Relevant Amount shall mean:

(i) £25,000,000 or, if higher;

(ii) such amount in Sterling as is equal to 1.25 per cent. of the aggregate of (I) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up, (II) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its Subsidiaries and (III) any amounts attributable to minority interests in Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its Subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (IV) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the

Issuer or any of its Subsidiaries (other than any distribution to the extent attributable to the Issuer or another Subsidiary) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (V) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debt on profit and loss account,

or, in each case, its equivalent in any other currency or currencies at the date the relevant indebtedness is declared due or at the date of maturity of the relevant indebtedness.

A certificate addressed to the Trustee and signed by two Directors of the Issuer as to the Relevant Amount or the aggregate amount of indebtedness at any particular time for the purposes of Condition 9.1(c) may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee shall, in the absence of manifest error, be conclusive and binding on all parties.

Principal Subsidiary means any Subsidiary of the Issuer:

(i) where that part of the net profits after tax but before exceptional items of such Subsidiary which is attributable to the Issuer represents not less than 20 per cent. of the consolidated net profits after tax but before exceptional items (attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries; or

(ii) where that part of the net assets of such Subsidiary which is attributable to the Issuer represents not less than 20 per cent. of the consolidated net assets (attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries,

in the case of (i) and (ii) above, determined by reference to the then most recently published audited consolidated accounts of the Issuer and its Subsidiaries (but after making such adjustments as necessary so that any entity within the meaning of the expression "subsidiary undertaking" (within the meaning of section 257 of the Companies Act 1985 (as amended from time to time) which is not a Subsidiary is treated as an investment)) and the most recently audited accounts of such Subsidiary (and its Subsidiaries, if any); or

(iii) to which is transferred the whole or substantially the whole of the assets and undertaking of a Subsidiary of the Issuer which immediately prior to such transfer is a Principal Subsidiary, provided that the transferor Subsidiary shall upon such transfer forthwith cease to be a Principal Subsidiary.

A certificate addressed to the Trustee and signed by two Directors of the Issuer that a Subsidiary of the Issuer is or is not or was or was not at any particular time or throughout any specified period a Principal Subsidiary may be relied upon by the Trustee without further enquiry or evidence and, if relied upon by the Trustee, shall, in the absence of manifest error, be conclusive and binding on all parties.

9.2 Enforcement

The Trustee may at any time, at its discretion and without notice, take such proceedings against the Issuer as it may think fit to enforce the provisions of the Trust Deed, the Notes, the Receipts and the Coupons, but it shall not be bound to take any such proceedings or any other action in relation to the Trust Deed, the Notes, the Receipts or the Coupons unless (i) it shall have been so directed by an Extraordinary Resolution or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding and (ii) it shall have been indemnified and/or secured to its satisfaction.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

10. REPLACEMENT OF NOTES, RECEIPTS, COUPONS AND TALONS

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence and indemnity as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

11. PAYING AGENTS

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written approval of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(a) there will at all times be an Agent;

(b) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or other relevant authority;

(c) the Issuer undertakes that it will ensure that it maintains a Paying Agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; and

(d) there will at all times be a Paying Agent in a jurisdiction within continental Europe, other than the jurisdiction in which the Issuer is incorporated.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in Condition 5.4. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 13.

In acting under the Agency Agreement, the Paying Agents act solely as agents of the Issuer and, in certain circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Paying Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor paying agent.

12. EXCHANGE OF TALONS

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 8.

13. NOTICES

All notices regarding the Notes will be deemed to be validly given if published in a leading English language daily newspaper of general circulation in London. It is expected that such publication will be made in the *Financial Times* in London. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, where required to be published in more than one newspaper, on the date of the first publication in all required newspapers. If publication as provided above is not practicable, a notice shall be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any definitive Notes are issued, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the holders of the Notes and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by those rules. Any such notice shall be deemed to have been given to the holders of the Notes on the day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note in definitive form) with the relative Note or Notes, with the Agent. Whilst any of the Notes are represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

14. MEETINGS OF NOTEHOLDERS, MODIFICATION, WAIVER AND SUBSTITUTION

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification of the Notes, the Receipts, the Coupons or any of the provisions of the Trust Deed. Such a meeting may be convened by the Issuer or the Trustee and shall be convened by the Issuer if required in writing by Noteholders holding not less than ten per cent. in nominal amount of the Notes for the time being remaining outstanding. The quorum at any such meeting for passing an Extraordinary Resolution is one or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting one or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification of certain provisions of the Notes, the Receipts or the Coupons or the Trust Deed (including modifying the date of maturity of the Notes or any date for payment of interest thereon, reducing or cancelling the amount of principal or the rate of interest payable in respect of the Notes or altering the currency of payment of the Notes, the Receipts or the Coupons), the quorum shall be one or more persons holding or representing not less than two-thirds in nominal amount of the Notes for the time being outstanding, or at any adjourned such meeting one or more persons holding or representing not less than one-fifth in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (except of Reserved Matters (as defined in the Trust Deed)) of, or to the waiver or authorisation of any breach or proposed breach of, any of the provisions of the Notes or the Trust Deed, or determine, without any such consent as aforesaid, that any Event of Default or Potential Event of Default (as defined in the Trust Deed) shall not be treated as such, where, in any such case, it is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders so to do or may agree, without any such consent as aforesaid, to any modification which is of a formal, minor or technical nature or to correct a manifest or (to the satisfaction of the Trustee) proven error. Any such modification shall be binding on the Noteholders, the Receiptholders and the Couponholders and any such modification shall be notified to the Noteholders in accordance with Condition 13 as soon as practicable thereafter.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution (as set out below)), the Trustee shall have regard to the general interests of the Noteholders as a class (but shall not have regard to any interests arising from circumstances particular to individual Noteholders, Receiptholders or Couponholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders, Receiptholders or Couponholders (whatever their number) resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 7 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 7 pursuant to the Trust Deed.

The Trustee may, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree with the Issuer to the substitution of any body corporate which is not a Subsidiary of the Issuer in place of the Issuer as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed subject to the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced thereby and subject to certain other conditions set out in the Trust Deed being complied with.

The Trustee shall, without the consent of the Noteholders, the Receiptholders or the Couponholders, agree with the Issuer to the substitution of a Subsidiary of the Issuer or Holding Company of the Issuer or

the Successor in Business (as defined in the Trust Deed) or a Subsidiary or Holding Company of the Successor in Business as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed provided that (i) unless the substitute is the Successor in Business, the Issuer or such Successor in Business gives an unconditional and irrevocable guarantee, (ii) such substitution will not result in the imposition of any withholding or deduction for any taxes, duties, assessment or governmental charges of whatever nature specified in Condition 7 and (iii) certain other conditions set out in the Trust Deed are complied with.

As used herein, ***Holding Company*** *means, in relation to* any person, a body corporate which is at the relevant time a holding company of that person within the meaning of section 736 of the Companies Act 1985.

15. INDEMNIFICATION OF THE TRUSTEE AND TRUSTEE CONTRACTING WITH THE ISSUER

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking action unless indemnified and/or secured to its satisfaction.

The Trust Deed also contains provisions pursuant to which the Trustee is entitled, *inter alia*, (a) to enter into business transactions with the Issuer and/or any of its Subsidiaries and to act as trustee for the holders of any other securities issued or guaranteed by, or relating to, the Issuer and/or any of its Subsidiaries, (b) to exercise and enforce its rights, comply with its obligations and perform its duties under or in relation to any such transactions or, as the case may be, any such trusteeship without regard to the interests of, or consequences for, the Noteholders, Receiptholders or Couponholders and (c) to retain and not be liable to account for any profit made or any other amount or benefit received thereby or in connection therewith.

16. FURTHER ISSUES

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes having terms and conditions the same as the Notes or the same in all respects save for the amount and date of the first payment of interest thereon and so that the same shall be consolidated and form a single Series with the outstanding Notes.

17. CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

No person shall have any right to enforce any term or condition of this Note under the Contracts (Rights of Third Parties) Act 1999, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

18. GOVERNING LAW

The Trust Deed, the Agency Agreement, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for the general corporate purposes of the Issuer and its subsidiaries (together, the **Group**).

BOOTS GROUP PLC

Background

The Issuer, originally named Halfords Group PLC, was incorporated and registered in England and Wales as a public limited company on 31st May, 2002 under the Companies Act 1985 with registered number 04452715. On 12th June, 2002, the Issuer obtained a certificate to commence trading under section 117 of the Companies Act 1985. On 11th October, 2002, the Issuer changed its name to Boots Group PLC.

The principal activity of the Issuer is to act as holding company to the Group of which The Boots Company PLC (**TBC**) was until 20th January, 2003 the ultimate holding company.

Principal Subsidiaries of the Issuer

The principal subsidiaries of the Issuer are TBC, Boots The Chemists Limited and Boots Properties PLC (**BP**). TBC, the previous ultimate holding company of the Group, conducts trading activities solely in connection with the Group's businesses. BP holds a significant number of real estate properties, primarily for use in the Group's retail operations. All these principal subsidiaries are wholly owned, directly or indirectly, by the Issuer.

Business Description

The Issuer, together with its consolidated subsidiaries, is the leading health and beauty retailer in the United Kingdom. The Group comprises the following main businesses: Boots The Chemists, Boots Retail International (**BRI**) and Boots Healthcare International (**BHI**). Boots The Chemists includes the retail health and beauty business (**BTC**) and the Opticians and Dentalcare businesses which are being integrated with BTC. Boots The Chemists has almost 1600 stores in the UK and Ireland. BRI comprises the Group's international retailing operation and BHI is the Group's consumer healthcare business.

(1) Boots The Chemists

The constituent businesses of Boots The Chemists are BTC and services including Opticians and Dentalcare.

BTC

The following table shows BTC's sales and profit before interest (pre exceptionals) for the year ended 31st March, 2004, the details of which are extracted without material adjustment from the Issuer's Annual Report and Accounts 2004.

	Year to 31st March, 2004
Sales	£4,475.7m
Profit before interest (pre exceptionals)	£531.1m
Sales split	
Health	£1,806.7m
Beauty & Toiletries	£1,992.5m
Lifestyle	£676.5m

There are currently 1,426 BTC stores throughout the UK and Ireland, principally located on the high street. 88 stores are in edge of town locations. During the year ended 31st March, 2004, 19 new edge of town stores were opened and BTC intends to open a further 40 such stores in 2004/05.

BTC has begun a programme of store development based upon three simplified formats: community chemists, with healthcare at the heart of its offer; convenience stores, offering rapid turnaround shopping, with food heavily featured; and destination stores, offering the entire BTC shopping experience.

BTC has focused its activities on its health and beauty businesses where it remains pre-eminent and continues to grow. More recently, BTC has renewed its focus on the core healthcare business, its traditional strength. Alongside this healthcare expertise, BTC is continuing to develop and introduce its own brand ranges and exclusives, provide its customers with expert customer care and mount strong promotions. A number of Boots own brands, such as No. 7 and Soltan branded products, are among market leaders in their categories.

The Advantage Card scheme, Boots loyalty card, has over 16 million cards in circulation. The Advantage Card is a major sales driver for BTC and a source of invaluable customer information. In September 2003, Boots launched its new instant Advantage Card, giving customers the opportunity to start collecting Advantage points on purchases immediately, following which over a million more BTC customers signed up to the Advantage Card scheme.

Services including Opticians and Dentalcare

The following table shows sales and operating loss for the services business of Boots The Chemists for the year ended 31st March, 2004, the details of which are extracted without material adjustment from the Issuer's Annual Report and Accounts 2004.

	Year to 31st March, 2004
Sales	£241.6m
Operating Loss	£5.1m

For reasons of cost and efficiency these businesses are being integrated with BTC with a view to enabling Boots to cut costs by eliminating duplication of functions such as marketing.

Boots Opticians (**BOL**) has 287 outlets nation-wide of which 147 are within BTC stores, the others being standalone stores. BOL is one of only 5 national chains of opticians in the UK.

Boots Dentalcare has 56 practices and over 170,000 registered patients. During the year ended 31st March, 2004 the business was restructured; the dentists now work on a self-employed basis and receive a proportion of the fees paid by the patients they treat.

(2) BRI

The following table shows BRI's sales and operating loss for the year ended 31st March, 2004, the details of which are extracted without material adjustment from the Issuer's Annual Report and Accounts 2004.

	Year to 31st March, 2004
Sales	£43m
Operating loss	£10.4m

BRI operates in Taiwan, Thailand, Hong Kong and Switzerland. It has its own stores in Thailand, which traded profitability during the year ended 31st March, 2004. Elsewhere the strategy is based upon taking premium Boots products and offering them to shoppers in a Boots-branded environment within a host retailer's store. In the USA, BRI USA has recently commenced a trial with two leading retailers, opening 18 implants with Target mostly in Denver and 12 in Connecticut with the drugstore chain CVS.

(3) BHI

The following table shows BHI's sales and profit before interest (pre exceptionals) for the year ended 31st March, 2004, the details of which are extracted without material adjustment from the Issuer's Annual Report and Accounts 2004.

	Year to 31st March, 2004
Sales	£504.6m
Profit before interest (pre exceptionals)	£80.6m
Core brand sales:	
Nurofen	£140.3m
Clearasil	£89.7m
Strepsils	£84.8m
Dermocosmetics	£51.3m

BHI is a consumer healthcare business. BHI's aim is to become a top 10 global player in over the counter (**OTC**) healthcare and to establish a top three leadership position in its three core OTC categories of analgesics (Nurofen), cough/cold (Strepsils) and skincare (Clearasil).

During the year ended 31st March, 2004 BHI has focused on its existing brand portfolio and new product development and recorded sales of over £500m for the first time.

(4) BP

Almost all the Group's freehold and long leasehold properties are held in BP. BP used to have an investment property portfolio but this was gradually reduced and in the year ended 31st March, 2004 the Group's last development property was sold.

Litigation

Knoll Pharmaceutical Co. (**Knoll**) is a defendant in a number of consumer class actions in 30 states of the USA, Canada and Puerto Rico. Knoll is the successor to Boots Pharmaceuticals Inc., formerly an indirect subsidiary of TBC, which was sold to the BASF group in March 1995. TBC has been named as a defendant in some of these actions which allege that the marketing of the product Synthroid did not comply with consumer protection and business practice laws. A settlement by Knoll of consumer actions and claims of insurers and state-attorneys general in the United States has been approved, and a settlement of most of the actions in Canada has been approved. TBC asserts that the relevant courts in North America have no jurisdiction over TBC in these cases and this has been approved by a state court in Illinois. In the light of current information, the directors believe that TBC has good defences to claims concerning Synthroid including any that might be brought by BASF and, while the outcome of such claims remains uncertain, they believe that it should not have a material adverse impact on the Group.

Board of directors of the Issuer

The present members of the board of directors of the Issuer, their functions and their principal activities outside the Issuer, where these are significant with respect to the Group, are as follows:

Name	*Title*	*Principal directorships and partnerships outside the Group*
*Sir Nigel Rudd	Chairman	Pendragon PLC Pilkington PLC Barclays PLC
Richard Baker	Chief Executive	None
Howard Dodd	Chief Financial Officer	None
Paul Bateman	Group Operations Director	None
*Jan Bennink	Non-Executive Director	Royal Numico N.V.
*Guy Dawson	Non-Executive Director	The BOC Group PLC Tricorn Partners
*Timothy Parker	Non-Executive Director	Kwik-Fit Group Limited Legal & General Group PLC
*Helene Ploix	Non-Executive Director	Pechel Industries BNP Paribas Ferring Holding SA Lafarge SA Publicis Group SA
*Dr Martin Read	Non-Executive Director	British Airways plc Logica CMG plc

*Denotes non-executive director.

The business address of each of the directors is 1 Thane Road West, Nottingham NG2 3AA.

CAPITALISATION AND INDEBTEDNESS OF THE GROUP

The following table sets out the consolidated capital of the Group (as extracted from the audited consolidated annual accounts of the Group) as at 31st March, 2004 and the indebtedness of the Group as at 31st March, 2004.

	As at 31st March, 2004 *£m*
Share capital and reserves	
Called up share capital[(1)]	*193.9*
Share premium account	*0.3*
Revaluation reserve	*244.2*
Capital redemption reserve	*15.2*
Merger reserve	*310.8*
Profit and loss account	*1,116.9*
Total share capital and reserves	**1,881.3**
Indebtedness	
Bank loans and overdrafts[(2)]	*112.9*
Finance leases	*10.1*
Other bank loans[(3)]	*74.6*
Variable rate notes[(4)]	*0.5*
5.5% eurobond 2009	*300.0*
Gross indebtedness	**498.1**

Notes:

(1) At 31st March, 2004, the authorised share capital of the Issuer was 1,200.0m ordinary shares of 25p each and the issued share capital of the Issuer was 775.5m fully paid ordinary shares of 25p each. At 2nd July, 2004, the issued share capital of the Issuer was 762.2m fully paid up shares of 25p each.

(2) £108.5m of bank overdrafts were in a cash pooling arrangement involving the Issuer and its subsidiaries under a legal right of set-off.

(3) Other bank loans include £52.8m that relate to the factoring of certain rental commitments over a ten-year period up to March 2007.

(4) Variable rate notes are repayable, subject to certain restrictions, at the option of the holders.

(5) (i) There is no material amount of indebtedness of the Group which is guaranteed by non-Group members; and

(ii) there is no material amount of indebtedness of the Group which is secured.

(6) Save as disclosed above (apart from any indebtedness and guarantees between the Issuer and members of the Group) as at 31st March, 2004, the Issuer and other members of the Group did not have any borrowings or indebtedness (including loan capital, issued or created but unissued), term loans, liabilities under acceptance credits, mortgages, charges or guarantees or other material contingent liabilities. However, please see the *information under the heading "Litigation" on page 40.*

(7) Save as disclosed above, there has been no material change in consolidated indebtedness, contingent liabilities, guarantees or in the consolidated share capital and reserves of the Group since 31st March, 2004.

TAXATION

1. UK Taxation

The comments below, which are of a general nature and are based on the Issuer's understanding of current law and practice in the United Kingdom, describe only the United Kingdom withholding tax treatment of payments of principal and interest in respect of Notes. They do not deal with any other United Kingdom taxation implications of acquiring, holding or disposing of Notes nor do they deal with certain classes of person (such as dealers and Noteholders who are not the absolute beneficial owners of their Notes and interest thereon). Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

Payment of Interest on the Notes

Payments of interest on the Notes may be made without deduction of or withholding on account of United Kingdom income tax provided that the Notes continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the Income and Corporation Taxes Act 1988 (the **Act**). The London Stock Exchange, for example, is such a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

Interest on the Notes may also be paid without withholding or deduction on account of United Kingdom tax where the maturity of the Notes is less than 365 days (and the Notes are not issued under arrangements the effect of which is to render such Notes part of a borrowing with a total term of 365 days or more).

In other cases, an amount may have to be withheld from payments of interest on the Notes on account of United Kingdom income tax at the lower rate (currently 20 per cent.) subject to any direction to the contrary from the Inland Revenue in respect of such relief as may be available pursuant to the provisions of any applicable double taxation treaty.

Where interest has been paid under deduction of United Kingdom income tax, Noteholders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted under an appropriate provision in an applicable double taxation treaty.

Where Notes are issued at an issue price of less than 100 per cent. of their principal amount, any payments in respect of the discount element on any such Notes will not be subject to any withholding or deduction on account of United Kingdom income tax as long as they do not constitute payments in respect of interest.

Where Notes are issued on terms that a premium is or may be payable on redemption, as opposed to being issued at a discount, then it is possible that any such element of premium may constitute a payment of interest. Payments of interest are subject to United Kingdom withholding tax as outlined above.

The references to "interest" above mean "interest" as understood in United Kingdom tax law. The statements above do not take account of any different definitions of "interest" which may be created by the terms and conditions of the Notes or any related documentation.

Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Such information may include the name and address of the beneficial owner of the amount payable on redemption. Any information obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

2. EU Savings Directive

On 3rd June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its

jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

SUBSCRIPTION AND SALE

The Dealers have, in a programme agreement (the **Programme Agreement**) dated 2nd July, 2004, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under "*Form of the Notes*" and "*Terms and Conditions of the Notes*". In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will not offer, sell or deliver Notes (a) as part of their distribution at any time or (b) otherwise until 40 days after the completion of their distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(a) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the **FSMA**) except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(b) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(c) in relation to any Notes having a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of Section 19 of the FSMA by the Issuer;

(d) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(e) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the **Securities and Exchange Law**) and each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Germany

In connection with the initial placement of any Notes in Germany, each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it will offer and sell such Notes (i) unless otherwise provided in the relevant subscription agreement or the applicable Pricing Supplement in the case of an issue made on a syndicated basis, only for an aggregate purchase price per purchaser of at least €40,000 (or its equivalent in other currencies) or such other amount as may be stipulated from time to time by applicable German law or (ii) as may otherwise be permitted in accordance with applicable German law.

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in the Republic of France, and has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Offering Circular or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in France to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined in, and in accordance with, Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and décret no. 98-880 dated 1st October, 1998.

The Netherlands

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in article 3 of the Dutch Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer 1995*) is applicable and the conditions attached to such exemption or exception are complied with.

General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Offering Circular and will obtain any consent, approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and neither the Issuer, the Trustee nor any of the other Dealers shall have any responsibility therefor.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme has been duly authorised by resolutions of the Board of Directors of the Issuer dated 28th April, 2004 and 24th May, 2004 and a resolution of an authorised Committee of the Board of Directors of the Issuer dated 28th June, 2004.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or around 6th July, 2004.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available for inspection from the registered office of the Issuer and from the specified offices of the Paying Agents for the time being in London and Luxembourg:

(a) the Memorandum and Articles of Association of the Issuer;

(b) the consolidated audited financial statements of the Issuer in respect of the financial years ended 31st March, 2004 and 31st March, 2003. The Issuer currently prepares audited consolidated accounts and an audited non-consolidated balance sheet on an annual basis;

(c) the most recently published audited annual financial statements of the Issuer and the most recently published unaudited interim financial statements of the Issuer. The Issuer currently prepares unaudited consolidated interim accounts in respect of the first six months of its financial year;

(d) the Programme Agreement, the Trust Deed, the Agency Agreement and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(e) a copy of this Offering Circular;

(f) any future offering circulars, prospectuses, information memoranda and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Issuer and the Paying Agent as to its holding of such Note and identity) to this Offering Circular and any other documents incorporated herein or therein by reference; and

(g) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate common code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing systems the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Group since 31st March, 2004 and there has been no material adverse change in the financial position or prospects of the Group since 31st March, 2004.

Litigation

Save as disclosed in this Offering Circular, neither the Issuer nor any other member of the Group is or has been involved in any legal or arbitration proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the 12 months preceding the date of this Offering Circular a significant effect on the financial position of the Group.

Auditors

The auditors of the Issuer are KPMG Audit Plc, Chartered Accountants, who have audited the Issuer's accounts, without qualification, in accordance with generally accepted auditing standards in the United Kingdom for each of the three financial years ended on 31st March, 2004.

The financial information contained in this Offering Circular in relation to the Issuer does not constitute statutory accounts (within the meaning of Section 240 of the Companies Act 1985 (the **Companies Act**) for any year or other period. Statutory accounts of the Issuer for the three years ended 31st March, 2004 have been delivered to the Registrar of Companies in England and Wales. KPMG Audit Plc, Chartered Accountants, the Auditors of the Group, have made reports under Section 235 of the Companies Act on the statutory accounts of the Issuer for the three years ended 31st March, 2004. The reports of KPMG Audit Plc were not qualified (within the meaning of Section 262 of the Companies Act) and did not contain a statement made under Section 237(2) of Section 237(3) of the Companies Act.

Limitation of liability of the Auditors

The audit report of KPMG Audit Plc for the year ended 31st March, 2004 states that the report, including the opinion, has been prepared for and only for the members of the Issuer, as a body in accordance with section 235 of the Companies Act 1985 and for no other purpose, and that KPMG Audit Plc did not, in giving their audit opinion, accept or assume responsibility for any other purpose or to any other person to whom the report is shown or into whose hands the report may come.

The Trust Deed provides that any certificate or report of any expert or other person called for by or provided to the Trustee (whether or not addressed to the Trustee) in accordance with or for the purposes of the Trust Deed may be relied upon by the Trustee as sufficient evidence of the facts stated therein notwithstanding that such certificate or report and/or any engagement letter or other document entered into by the Trustee in connection therewith contains a monetary or other limit on the liability of such expert or other person in respect thereof.

ISSUER

Boots Group PLC
1 Thane Road West
Nottingham NG2 3AA
England

TRUSTEE

The Law Debenture Trust Corporation p.l.c.
Fifth Floor
100 Wood Street
London EC2V 7EX
England

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA
England

PAYING AGENT

Dexia Banque Internationale à Luxembourg
69 Route d'Esch
L-2953 Luxembourg

LEGAL ADVISERS

To the Issuer as to English law

Slaughter and May
One Bunhill Row
London EC1Y 8YY
England

To the Dealers and the Trustee as to English law

Allen & Overy LLP
One New Change
London EC4M 9QQ
England

AUDITORS

KPMG Audit Plc
2 Cornwall Street
Birmingham B3 2DL
England

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
England

Citigroup Global Markets Limited
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
England

HSBC Bank plc
8 Canada Square
London E14 5HQ
England

ING Bank N.V.
Foppingadreef 7
1102 BD Amsterdam Zuidoost
The Netherlands

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
England

UBS Limited
1 Finsbury Avenue
London EC2M 2PP
England

AUTHORISED ADVISER

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR
England

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to gi' this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	300,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	10/05/04	11/05/04	12/05/04
Maximum prices paid § for each share	£6.1117	£6.0252	£6.0641
Minimum prices paid § for each share	£6.1117	£6.0252	£6.0641

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,948,796.32
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	19,750.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 2[illegible] MAY 2004

Presentor's name address and reference (if any):

For official Use
General Section

Post room

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* Boots Group PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	584,000	400,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	30/04/04	29/04/04	27/04/04
Maximum prices paid § for each share	£6.1208	£6.1815	£6.192375
Minimum prices paid § for each share	£6.1208	£6.145	£6.192375

The Aggregate amount paid by the company for the shares to which this return relates was:	£	7,615,854.45
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	38,080

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date 24 MAY 2004

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

ow.FFHTTPPost

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* Insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

§ A private company is not required to give this informaton

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	450,000	250,000	60,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	14/05/04	17/05/04	18/05/04
Maximum prices paid § for each share	£5.9635	£6.1189	£6.1850
Minimum prices paid § for each share	£6.0665	£6.1189	£6.1850

The Aggregate amount paid by the company for the shares to which this return relates was:	£	4,649,200.88
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	23,450.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Sec Date .. MAY 2004

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* Boots Group PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	200,000	250,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	04/05/04	05/05/04	07/05/04
Maximum prices paid § for each share	£6.0181	£5.9875	£6.0905
Minimum prices paid § for each share	£6.0181	£5.9875	£6.0905

§ A private company is not required to give this informaton

The Aggregate amount paid by the company for the shares to which this return relates was:	£	3,930,614.56
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	19,655.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date 2[illegible] MAY 2004

Presentor's name address and reference (if any) :

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	216,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	20/04/04	22/04/04	23/04/04
Maximum prices paid § for each share	£6.1981	£6.2805	£6.3050
Minimum prices paid § for each share	£6.1981	£6.2805	£6.3050

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£	4,495,567.38
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£	22,480

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed ____ Designation ‡ ____ Date ____

Presentor's name address and reference (if any)

For official use

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number

4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	400,000	300,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	15/04/04	16/04/04	19/04/04
Maximum prices paid § for each share	£6.4670	£6.3388	£6.3388
Minimum prices paid § for each share	£6.4670	£6.3388	£6.3388

The aggerate amount paid by the company for the shares to which this return relates was:	£	5,714,085.13
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	28,575

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Co Sec Date 23/4/04

Presentor's name address and reference (if any)

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

For official Use

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type or bold block lettering

To the Registrar of Companies (Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

§ A private company is not required to give this informaton

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	250,000	350,000	275,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	07/04/04	08/04/04	14/04/04
Maximum prices paid § for each share	£6.2240	£6.1994	£6.2981
Minimum prices paid § for each share	£6.2240	£6.1994	£6.1885

The aggerate amount paid by the company for the shares to which this return relates was:	£	5,450,853.82
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	27,255

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Asst Co Sec Date 23/4/04

Presentor's name address and reference (if any):

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

For official Use

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number	4452715
Company Name in full	Boots Group PLC

Changes of particulars f n

Complete in all cases

Date of change of particulars: Day 3 0 Month 0 4 Year 2 0 0 4

Name	*Style / Title	Mr
	*Honours etc	
	Forename(s)	Guy Neville
	Surname	Dawson
	† Date of birth (Day Month Year)	2 5 0 4 1 9 5 3
Change of name *(enter new name)*	Forename(s)	
	Surname	
Change of usual residential address †† *(enter new address)*		Tricorn Partnership LLP, 27 Knightsbridge
	Post town	London
	County / Region	
	Postcode	SW1X 7YB
	Country	
	Other change *(please specify)*	

††Tick this box if the address shown is a service address for t! ›eneficiary of a C...identiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

A serving director, secretary etc must sign the form below.

Signed: [signature] Date: 13/5/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sonia Fennell
Boots Group PLC, Group Headquarters, NOTTINGHAM, NG2 3AA
Tel
DX number 712061 DX exchange BEESTON 2

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

Global Corporate Manager

Please complete in typescript, or in bold black capitals.

CHFP029

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Company Number	4452715
Company Name in full	Boots Group PLC

Changes of particulars from

Complete in all cases

Date of change of particulars: Day 21 Month 04 Year 2004

Name

*Style / Title	Sir
*Honours etc	
Forename(s)	Anthony Nigel Russell
Surname	Rudd
† Date of birth	Day 31 Month 12 Year 1946

Change of name *(enter new name)*

Forename(s)	
Surname	

Change of usual residential address †† *(enter new address)*

	54 Lombard Street
Post town	London
County / Region	
Postcode	EC3P 3AH
Country	

††Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☑

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed S Fennell **Date** 6/5/04

(** director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Sonia Fennell

Boots Group PLC, Group Headquarters, NOTTINGHAM, NG2 3AA

Tel

DX number 712061 DX exchange BEESTON 2

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type,or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number
4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	400,000	400,000	100,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	18/03/04	22/03/04	25/03/04
Maximum prices paid § for each share	£7.2985	£7.2400	£7.3405
Minimum prices paid § for each share	£7.2985	£7.2400	£7.3405

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£	6,560,914.54
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£	32,805

£32,805

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

For official Use
General Section

Post room

G

CHFP029

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	500,000	215,000	210,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	11/03/04	16/03/04	17/03/04
Maximum prices paid § for each share	£7.3446	£7.3060	£7.2700
Minimum prices paid § for each share	£7.3446	£7.3060	£7.2700

§ A private company is not required to give this informaton

The aggerate amount paid by the company for the shares to which this return relates was:	£ 6,781,626.61
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 33,910

£33910 [illegible]

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [illegible] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	55,000	500,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	04/03/04	05/03/04	08/03/04
Maximum prices paid § for each share	£7.4504	£7.4670	£7.3930
Minimum prices paid § for each share	£7.4504	£7.4670	£7.3930

§ A private company is not required to give this informaton

£28040

The aggerate amount paid by the company for the shares to which this return relates was:	£ 5,607,073.23
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 28,040

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ [illegible] Date [illegible]

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM

For official Use
General Section

Post room

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHFP029

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For offical use

Company number: 4452715

Name of company

* insert full name of company

* BOOTS GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	Ordinary	Ordinary	Ordinary
Number of shares purchased	200,000	200,000	350,000
Nominal value of each share	0.25	0.25	0.25
Date(s) on which the shares were delivered to the company	01/04/04	02/04/04	06/04/04
Maximum prices paid § for each share	£6.3562	£6.1875	£6.2315
Minimum prices paid § for each share	£6.3562	£6.1875	£6.2315

§ A private company is not required to give this informaton

£23490 pd RSP 19/4

The aggerate amount paid by the company for the shares to which this return relates was:	£ 4,697,975.09
Stamp Duty is payable on the aggregate amount at the rate of ½ % rounded up to the nearest multiple of £5	£ 23,490

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed S Fennell Designation ‡ Asst Sec Date 8/4/04

Presentor's name address and reference (if any) :

SONIA FENNELL
BOOTS GROUP PLC
NOTTINGHAM
NG2 3AA

For official Use
General Section

Post room

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:04 08-Jul-04
Number	6588A

8th July 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th July 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 664.421p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 14,795,000.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:02 07-Jul-04
Number	6139A

7th July 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th July 2004, Boots Group PLC acquired 425,000 ordinary shares in the company for cancellation. The price paid was 672.5421p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 14,395,000.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:25 06-Jul-04
Number	5677A

6th July 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th July 2004, Boots Group PLC acquired 350,000 ordinary shares in the company for cancellation. The price paid was 665.637p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 13,970,000.

END

END

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Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Listing Particulars
Released	17:02 05-Jul-04
Number	5158A

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 5 July 2004

Application has been made to the UK Listing Authority for the following securities to be admitted t

DETAILS OF ISSUE: £2,000,000,000 Euro Medium Term Note Programme

ISSUERS: Boots Group PLC

INCORPORATED IN: UK

AUTHORISED ADVISER: The Royal Bank of Scotland plc

Particulars relating to the issue may be obtained during usual business hours for fourteen days from from:

Citibank N.A
5 Carmelite Street
London
EC4Y 0PA

Boots Group PLC
D90 West F20
Thane Road West
Nottingham
NG90 1BS

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility a Authority, 25 The North Colonnade, London E14 5HS.

END

Regulatory Announcement

Go to market news section

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:15 05-Jul-04
Number	5171A

5th July 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th July 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 668.885p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 13,620,000.

END

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:14 02-Jul-04
Number	4406A

On 2nd July 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 929,968 ordinary shares of 25p each in the Company to Boots Share Plan Trustee Limited. This represents approximately 0.1218% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 929,968.

END

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Regulatory Announcement

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	14:16 02-Jul-04
Number	4408A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

36

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

2nd July 2004

14) Date company informed

2nd July 2004

15) Total holding following this notification

185,292

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....2nd July 2004............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Appropriation of shares under the All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired

36

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

Minimal

11) Class of security

Ordinary Shares of 25p each

12) Price per share

Nil

13) Date of transaction

2nd July 2004

14) Date company informed

2nd July 2004

15) Total holding following this notification

177,448

16) Total percentage holding of issued class following this notification

0.023%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....2nd July 2004............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:03 30-Jun-04
Number	3421A

30th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 30th June 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 692.9816p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 13,220,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 29-Jun-04
Number	2777A

29th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 29th June 2004, Boots Group PLC acquired 85,000 ordinary shares in the company for cancellation. The price paid was 688.6824p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 12,720,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:29 28-Jun-04
Number	2319A

28th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 28th June 2004, Boots Group PLC acquired 60,000 ordinary shares in the company for cancellation. The price paid was 684.07p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 12,635,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:48 25-Jun-04
Number	1783A

25th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th June 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 682.9245p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 12,575,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:29 24-Jun-04
Number	1341A

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th June 2004, Boots Group PLC acquired 525,000 ordinary shares in the company for cancellation. The price paid was 683.351p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 12,375,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	09:34 25-Jun-04
Number	1431A

BOOTS GROUP PLC

25th June 2004

NOTIFICATION OF DIRECTORS INTERESTS

As at 25th June 2004, the number of ordinary shares of 25p each in the Company held by Boots ESOP Trust Limited (a wholly owned subsidiary of Boots Group PLC incorporated in Jersey) ("the Company"), has reduced by 81,240 as a result of transfers to employees who have exercised their Share Awards under the Long Term Bonus Scheme. This represents approximately 0.0106% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company. Each executive director of the Company, as a potential beneficiary of the Trust, is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman and Mr. H. Dodd.

As result of the transfers referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced to 1,050,721 representing approximately 0.137% of the current issued ordinary share capital of the Company.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	16:34 24-Jun-04
Number	1279A

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

19

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

6.74p

13) Date of transaction

23rd June 2004

14) Date company informed

24th June 2004 (Notified by Administrators)

15) Total holding following this notification

177,412

16) Total percentage holding of issued class following this notification

0.023%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....24th June 2004............................

ND

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:08 23-Jun-04
Number	0808A

23rd June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 23rd June 2004, Boots Group PLC acquired 425,000 ordinary shares in the company for cancellation. The price paid was 673.1412p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 11,850,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Annual Report and Accounts
Released	12:38 23-Jun-04
Number	0595A

23 June 2004

Boots Group PLC

Annual Report and Accounts 2004

Summary Financial Statements 2004

Notice of the AGM to be held on 22nd July 2004 , and

Form of proxy for the AGM

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

The Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS

END

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RECEIVED
2004 JUL 26 A 10:10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:02 22-Jun-04
Number	0325A

22nd June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 22nd June 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 668.3956p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 11,425,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:52 18-Jun-04
Number	9368Z

18th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th June 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 662.75p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 11,025,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:42 17 Jun 2004
Number	8924Z

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th June 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 663.75p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 10,775,000.

END

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Company	Alltracel Pharmaceuticals Plc
TIDM	AP.
Headline	Shipment of Blotters
Released	07:00 16-Jun-04
Number	7934Z

ALLTRACEL PHARMACEUTICALS PLC ("Alltracel")

Alltracel's Confirms blotters™ First Shipments and Co-brand Partnership with Boots Group Plc. ("Boots")

- Boots commence sales of blotters™ under SEAL•ON™ and Boots brand names -

June 16, 2004 Dublin, Ireland

Alltracel Pharmaceuticals Plc., (AIM: AP.L), the market focused biopharmaceutical R&D company specialising in polysaccharide manipulation for the medical device and food ingredient markets, and owners of the patented m•doc™ technology platform, is pleased to confirm the commencement of first shipments of its revolutionary new stops-bleeding product delivery system - blotters™. Boots Group Plc. (LSE: BOOT.L) commence selling blotters™ this week across the UK under the SEAL•ON™ brand name and also under the Boots brand name, as part of the m•doc™ co-brand partnership programme. Further SEAL•ON™ blotters™ listings in the UK are expected in Q3.

The blotters™ are small, thin, film strips (similar to breath freshener strips) impregnated with m•doc™ - Alltracel's unique blood stopping ingredient - and are packed in a convenient pocket-sized plastic dispenser. When placed on minor cuts e.g. shaving nicks m•doc is released on contact with the blood, forming a soft gel-like layer over the wound to stop the bleeding fast.

Donal O'Brien Alltracel's Chief Operating Officer (COO) commented:

"Boots is one of the most respected brand names in consumer healthcare in the world and is our first major UK retail partner for both SEAL•ON™ and the m•doc™ co-brand partnership programme. We are delighted that Boots is the first retailer in the world to launch blotters™.

Alltracel, and our trade and industry partners believe the introduction of blotters™ will help re-vitalise the traditional first aid category as well as open up entirely new product categories (e.g. post-shaving and beauty sectors) for the m.doc™ stops bleeding technology."

In a separate release today Alltracel announced the signing of manufacturing and product development agreements with Devro Plc.

----------------ends----------------

Notes to Editors follow:

Alltracel (www.alltracel.com) Alltracel Pharmaceuticals PLC is a brand focused, market driven, bio-pharmaceutical R&D company specialising in polysaccharides manipulation for the medical device and food ingredient markets. Headquartered in Dublin, Ireland and with an R&D subsidiary in the Czech Republic, Alltracel was founded in 1996 and listed on London's Alternative Investment Market in July 2001.

m•doc™ (Micro Dispersed Oxidized Cellulose; (www.m-doc.com)) is the end product of Alltracel's patented process and is currently targeting two major markets.

- In the Wound Care market this process applied to cotton in the form of raw cellulose is proven as an effective and efficient haemostatic (blood-stopping) agent. Here m•doc™ is currently being marketed as the leading stops bleeding ingredient brand within recognized wound care brands worldwide. In addition m•doc™ is the active ingredient in the Alltracel owned consumer brand range SEAL-ON™.

- In the Cholesterol Management market, pre-clinical studies have demonstrated the m•doc™ technology platform success in reducing cholesterol and improving the hdl/ldl ratio** and a patient efficacy study is currently underway. Patents have been granted for cholesterol management applications in the USA, Australia and the EU. Routes to market are under commercial consideration.

SEAL•ON™ (www.seal-on.com) is the world's first first-aid treatment brand featuring stops bleeding m•doc™ as standard. The SEAL-ON™ range features seven different product delivery systems – sprays, nasal plugs, patches, powder, plasters, dressings and blotters™ – each designed for specific usage occasions and all containing the stops-bleeding m•doc™ ingredient brand.

blotters™ is Alltracel's branded blood stopping thin film technology for the consumer first aid market. The blotters™ are small, thin, film strips (similar to breath freshener strips) impregnated with m•doc™ - Alltracel's unique blood stopping ingredient and are packed in a convenient pocket-sized plastic dispenser. When placed on minor cuts e.g. shaving nicks m•doc is released on contact with the blood, forming a soft gel-like layer over the wound to stop the bleeding fast.

blotters™, m•doc™, SEAL•ON™ are all trademarks of Alltracel Pharmaceuticals PLC.

***HLD/LDL Ratio: Ratio of High Density Lipoproteins to Low Density Lipoproteins: This ratio is an indicator of the extent to which blood transports cholesterol and lipids.*

For Further Information Contact:

Dublin:

Denise Cronin, Alltracel: +353 1 235 2162; press@alltracel.com

London:

Deborah Scott, Financial Dynamics: +44 0207 269 7110

New York:

Tiernan Cavanna, Financial Dynamics: +1 212 850 5600

16 June, 2004

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	07:00 16 Jun 2004
Number	8000Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Long Term Bonus Award

7) Number of shares/amount of stock acquired

5,960

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of 25p each

12) Price per share

Nil

13) Date of transaction

15th June 2004

14) Date company informed

15th June 2004

15) Total holding following this notification

177,393

16) Total percentage holding of issued class following this notification

0.02%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....16th June 2004.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD
3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Long Term Bonus Award

7) Number of shares/amount of stock acquired

7,646

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary shares of 25p each

12) Price per share

Nil

13) Date of transaction

15th June 2004

14) Date company informed

15th June 2004

15) Total holding following this notification

185,256

16) Total percentage holding of issued class following this notification

0.024%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....16th June 2004............................

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:28 15 Jun 2004
Number	8024Z

15th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th June 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 647.194p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 10,525,000.

END

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:28 15 Jun 2004
Number	8024Z

15th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 15th June 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 647.194p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 10,525,000.

END

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Company website

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	07:00 15 Jun 2004
Number	7380Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Paul BATEMAN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

14th June 2004

18) Period during which or date on which exercisable

14th June 2007 - 13th June 2014

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

54,095 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.47

22) Total number of shares or debentures over which options held following this notification

170,971

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification....15th June 2004............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Richard Andrew BAKER

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Richard Andrew BAKER

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

14th June 2004

18) Period during which or date on which exercisable

14th June 2007 - 13th June 2014

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

99,536 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.47

22) Total number of shares or debentures over which options held following this notification

372,461

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....15th June 2004.............................

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Howard DODD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Howard DODD

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Grant of Executive Share Option

7) Number of shares/amount of stock acquired

8) Percentage of issued class

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes

17) Date of grant

14th June 2004

18) Period during which or date on which exercisable

14th June 2007 - 13th June 2014

19) Total amount paid (if any) for grant of the option

Nil

20) Description of shares or debentures involved: class, number

61,823 Ordinary 25p shares

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

£6.47

22) Total number of shares or debentures over which options held following this notification

176,346

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for

making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....15th June 2004.............................

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:20 11 Jun 2004
Number	7046Z

11th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th June 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 639.5p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 10,025,000.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	07:00 11 Jun 2004
Number	6618Z

10th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th June 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 641.975p per ordinary share. This brings the total number of ordinary shares purchased for cancellation since 1 April 2004 to 9,925,000.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	12:02 9 Jun 2004
Number	5775Z

On 8th June 2004, Boots (Quest) Trustee Limited, a wholly owned subsidiary of Boots Group PLC ("the Company"), acting on behalf of The Boots Qualifying Employee Share Trust ("the Trust") transferred 5,439 ordinary shares of 25p each in the Company to employees who had exercised SAYE share options, at an average price of £6.00. This represents approximately 0.0007% of the current issued ordinary share capital of the Company.

The Trust is a discretionary trust for the benefit of employees and executive directors of the Company and is operated in connection with the Company's UK all-employee SAYE Share Option Scheme. Each executive director of the Company, as a potential beneficiary of the Trust is deemed to have an interest in the shares acquired by the Trust. The directors in question are: Mr. R. Baker, Mr. P. Bateman, and Mr. H. Dodd.

As a result of the transfer referred to above the number of shares held by the Trust in which they are deemed to be interested has reduced by 5,439.

END

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Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:30 8 Jun 2004
Number	5558Z

8th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 8th June 2004, Boots Group PLC acquired 175,000 ordinary shares in the company for cancellation. The price paid was 670.0p per share. This brings the total number of shares purchased during this programme to 85,289,727.

END

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Company website

Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	18:08 7 Jun 2004
Number	5054Z

7th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th June 2004, Boots Group PLC acquired 500,000 ordinary shares in the company for cancellation. The price paid was 671.362p per share. This brings the total number of shares purchased during this programme to 85,114,727.

END

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Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	13:53 7 Jun 2004
Number	4796Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of directors

Paul BATEMAN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Held in trust by Boots Share Plan Trustees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares under Share Investment Plan

7) Number of shares/amount of stock acquired

18

8) Percentage of issued class

Minimal

9) Number of shares/amount of stock disposed

Nil

10) Percentage of issued class

11) Class of security

Ordinary Shares of 25p each

12) Price per share

6.65p

13) Date of transaction

27th May 2004

14) Date company informed

7th June 2004 (Notified by Administrators)

15) Total holding following this notification

117,338

16) Total percentage holding of issued class following this notification

0.015%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell

0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Sonia Fennell, Assistant Company Secretary

Date of Notification.....7th June 2004............................

END

Company website

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:07 4 Jun 2004
Number	4529Z

4th June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 4th June 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 666.174p per share. This brings the total number of shares purchased during this programme to 84,614,727.

END

END

Company	Boots Group PLC
TIDM	BOOT
Headline	Blocklisting Interim Review
Released	11:06 4 Jun 2004
Number	4210Z

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

To: Listing Applications

UK Listing Authority

Financial Services Authority

25, The North Colonnade

Canary Wharf

London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company

BOOTS GROUP PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From 01.12.03 To 30.05.04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

940,000 ordinary shares of 25p each

5. Number of shares issued / allotted under scheme during period:

2,500

6. Balance under scheme not yet issued / allotted at end of period

937,500

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,000,000 ordinary shares of 25p each. 9th May 2003.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

768,067,597

Contact for queries

Name	Sonia Fennell, Assistant Company Secretary
Address	Boots Group PLC, Nottingham. NG90 1BS
Telephone	0115 9687094

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:00 3 Jun 2004
Number	4027Z

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 3rd June 2004, Boots Group PLC acquired 400,000 ordinary shares in the company for cancellation. The price paid was 660.90p per share. This brings the total number of shares purchased during this programme to 84,414,727.

END

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Company	Boots Group PLC
TIDM	BOOT
Headline	Director Shareholding
Released	11:32 2 Jun 2004
Number	3179Z

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Boots Group PLC

2) Name of director

Guy Neville DAWSON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2)

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Guy Neville DAWSON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7) Number of shares/amount of stock acquired

2,000

8) Percentage of issued class

0.00026%

9) Number of shares/amount of stock disposed

10) Percentage of issued class

11) Class of security

Ordinary shares of 25p each

12) Price per share

£6.6387

13) Date of transaction

2nd June 2004

14) Date company informed

2nd June 2004

15) Total holding following this notification

4,000

16) Total percentage holding of issued class following this notification

0.00052%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sonia Fennell 0115 968 7094

25) Name and signature of authorised company official responsible for making this notification

Michael Oliver, Company Secretary

Date of Notification....2nd June 2004...............................

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:13 1 Jun 2004
Number	2947Z

1st June 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 1st June 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 654.57p per share. This brings the total number of shares purchased during this programme to 84,014,727.

END

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Full Text Announcement

Company	Boots Group PLC
TIDM	BOOT
Headline	Final Results
Released	07:00 27 May 2004
Number	1378Z

RNS Number:1378Z
Boots Group PLC
27 May 2004

27th May 2004

PRELIMINARY RESULTS TO 31ST MARCH 2004

Strong Group Performance

- 5% increase in sales from continuing operations to £5,326m (£5,087m)
- 6% increase in operating profit from continuing operations including joint ventures to £550.1m (£519.1m). Includes £16m rationalisation costs brought forward due to acceleration of the head office voluntary redundancy programme. This is a timing issue which will benefit costs for 2004/05
- 3% increase to £544.6m in profit before tax and exceptionals from continuing operations (£530.4m)
- 7% increase in basic earnings per share before exceptionals to 48.2p (45.0p), 48% increase in basic eps to 52.9p (35.8p)
- 4% increase in full year dividend to 29.8p (28.6p)
- Up to £700m share buyback planned over two years with an ongoing intention to return surplus cash to shareholders

Strong Sales Growth Continuing

- Boots The Chemists delivers seven consecutive quarters of higher like for like sales growth all above the BRC average. Like for like growth for the year was 3.9%
- Boots Healthcare International sales up 8% in local currency with all major brands delivering strong sales growth

Good Progress at Boots

- Concentration on Retailing Basics to meet customer demand for more convenience. Progress made on longer opening hours, faster pharmacies, clearer signage, product availability and shorter queues
- Growth plan for BTC based on additional space in new locations, expert people, products only available at Boots, value for money and greater efficiency

Richard Baker, Chief Executive commented:

"We now have in place a clear business plan to make Boots more modern, competitive and efficient which builds the foundations for a stronger Boots The

Chemists."

Summary of business performance

For the full year ended 31st March 2004 (note a)

	Sales					Profit before	
	2004 £m	2003 £m	% growth	% LFL		2004 £m	2003 £m
Boots The Chemists	4,475.7	4,283.4	+4.5	+3.9		531.1	568.4
Boots Healthcare International	504.6	460.4	+9.6	+7.8		80.6	70.1
Boots Opticians and Dentalcare (note b)	241.6	258.6	-6.6	-5.0		(5.1)	(30.9)
Boots Retail International	43.0	37.0	+16.1	+20.8		(10.4)	(22.3)
Group and other (note c)	91.5	79.8	+14.7			(46.1)	(66.2)
Inter-segmental	(30.0)	(31.7)					
Continuing operations	5,326.4	5,087.5	+4.7			550.1	519.1
Discontinued operation	-	234.9	-100.0			-	22.5
Total	5,326.4	5,322.4	+0.1			550.1	541.6
Interest						(5.5)	11.3
Profit before tax and exceptionals						544.6	552.9
Profit from continuing operations before tax and exceptionals						544.6	530.4
Group profit before tax (after exceptionals)						581.0	492.4

Notes:

a. ·Sales and profit growth are based on restated prior year comparatives for the adoption of FRS 5, Application Note G.
b. ·Boots Opticians (BOL) includes LASIK. LASIK sales were £9.5m (2003 £16.0m) with an operating loss of £(3.8)m (2003 £(1.4)m).
c. ·Includes sales of £13.7m (2003 £nil) from the sale of a development property in the year with a profit of £2.2m.

Boots The Chemists

	2003/04	2002/03
	£m	£m
Sales	4,475.7	4,283.4
Total Growth	4.5%	5.2%
Like for like growth	3.9%	4.8%
Operating Profit	531.1	568.4
Operating Margin	11.9%	13.3%

During the year the Accounting Standards Board issued additional guidance to FRS5 in the form of Application Note G: Revenue Recognition. The impact of Boots The Chemists is to reduce sales by £2.6m (2003 £1.0m) and operating profit by £0.1m (2003 £0.2m)

Sales were up 4.5% or 3.9% on a like for like basis.

Healthcare sales at £1.8bn were up 6.0%. Dispensing benefited from updated pharmacies and from the rolling introduction of SmartScript. The TV advertising of our Prescription Collection Service, contributed to a 17% increase in usage in quarter 4. Over the counter medicine sales were helped by a strong hay fever season last summer and continued growth in vitamins and supplements where we are running an ongoing 3 for 2 promotion.

Sales in Beauty and Toiletries, just short of £2bn were up 4.7% with premium cosmetics up 10% on the back of strong seasonal gift sales and wider distribution through the chain. Fragrance sales benefited from major new launches. Toiletries shows very modest growth over the year. However, many of the reductions in Lower Prices You'll Love were in this category. There have been good volume increases from lower prices but overall a neutral sales impact. Sunshop had a particularly strong year with sales up 17%.

Lifestyle sales of £677m were the same as last year, which is substantially better than recent years' performance. The photography market continues to evolve and traditional development business was down 12% and overall down 6%. Actions on many fronts aimed at converting customers to digital cameras and processing are beginning to bear fruit. Baby performed well with bigger ranges in larger stores and good growth in baby food and milk where prices were reduced. Food sales benefited from the Shapers relaunch in quarter 4, which has gone well.

Progress in modernising Boots The Chemists

Modern

Continued work on the retail basics saw convenience for customers improved with the introduction of longer opening hours and Sunday opening in a further 190 stores since Christmas.

Work continued to improve the convenience of the pharmacy dispensing business for both walk in and repeat customers. 192 dispensaries were modernised in the year. This speeds up the time it takes to dispense a prescription and allows the pharmacist to spend more time with each customer.

Clearer signage was introduced in February to help customers navigate the wide range of products found in store. The roll-out of new tills now sees 6,500 in 500 stores to make it easier for people to pay and help reduce queue lengths.

19 new Edge of Town stores were opened in the year and plans agreed to open another 40 in the current year. Boots also plans for 10 additional stores in health centres and 10 in other locations. Existing large stores will see work to extend ranges and intensify the offer including new beauty halls and bigger baby ranges.

Competitive

Making Boots more competitive continues to be addressed with more planned for the current year. To maintain the competitive advantage held through having expert people who know how to meet the needs of customers, stores were given a £3m fund in quarter 3 to help them increase resource in the stores and this was rolled through into this year.

The opportunity offered by products only available at Boots was demonstrated in the year through the successful relaunch of own brands such as Shapers and the introduction of the Atkins range of foods. Improved 5* protection ranges in Soltan and a new deal to provide new and exclusive Hackett toiletries are growing evidence of Boots innovating and building on exclusive areas.

Improving the value for money offered by Boots saw Lower Prices You'll Love accelerated and extended to around 2,000 products which were reduced in price by an average of 18%. Gross margins were down by 30 bps in the year, in line with guidance given in the second half of the year, as a result of the acceleration of lower prices and the change in the reimbursement price of four generic prescription medicines. The full year effect in 2004/05 of these elements is anticipated to be 60 bps with extension of Lower Prices You'll Love expected to have a further effect next year of around 50 bps. The Advantage Card continued to prove attractive to customers with over 9.8m active cardholders.

The work to improve efficiency continues to help build on the growth delivered by meeting the customer demands for convenience and value. Getting in Shape underpins all of Boots The Chemists initiatives and continues to make good progress towards a head office of half its original size. Around 1,000 people have volunteered for redundancy under the January reorganisation which is more than expected. This has resulted in £16m rationalisation costs brought forward due to acceleration of voluntary redundancy. This is a timing issue which will benefit costs for 2004/05.

Planned systems upgrade are progressing well under the Making IT Easy programme which will impact all parts of the business. It will enable new financial systems to provide better management information and replacement of our merchandise planning and management systems will help with space and range planning and the tailoring of inventories by store. This programme will take two more years to complete with the high point of change in this year.

Supply chain changes are also under way with the year seeing a deal agreed with Unipart to outsource the operations of one of the major warehouses. This is part of the wider work on improving supply chain which continue in the coming year. This will allow us to maintain availability and reduce inventory. Stock will

arrive sorted by category and ready to go to shelf, improving store productivity.

2004/05 Investment

Boots The Chemists intends to continue its investment programme to make it more modern, competitive and efficient. In total it expects to invest £390m in this programme in 2004/05:

	2004/05	
	Revenue	Capital
	£m	£m
Modern		
Convenience	19	7
Faster Pharmacy	12	21
Right Places	31	69
Right Stores	38	71
	100	168
Competitive		
Only at Boots	10	26
Efficient		
Making IT Easy	26	45
Store Friendly Supply Chain	4	11
	30	56
	140	250

This investment will result in a full year recurring cost of £130m.

Operating Profit

Operating profit declined by 6.6% to £531.1m which is more than fully accounted for in the charge of £59m relating to Head Office reorganisation costs within the Getting in Shape programme.

Outlook

2004/05 is a year of high activity across many areas of the business. Although not without significant implementation risk, Boots The Chemists is confident it will continue to build the foundation for profitable growth.

Sales growth is expected to be at a similar level to 2003/04 but to improve during the year as space expands. The work on providing value at Boots will impact gross margin percentages by around one percent. Underlying costs are expected to be flat on 2003/04 but higher costs are likely to be incurred due to expansion and increased pension contributions.

It is anticipated the overall impact will be to reduce operating margins by around one percent.

In 2005/06 markets are expected to continue to grow and that Boots The Chemists will continue to improve its competitive position. Faster sales growth is expected and although the impact of price reductions in 2004/05 will roll through into the year it is too early to predict with certainty but gross margins are expected to stabilise. Getting in Shape and other work will improve cost efficiency. Strong recovery is anticipated as Boots The Chemists begins to get operating leverage back into the business.

Boots Healthcare International

	2004	2003
	£m	£m
Sales	504.6	460.4
Total Growth	9.6%	13.0%
Comparable Growth	7.8%	12.3%
Operating Profit	80.6	70.1
Operating Margin	16.0%	15.2%

Sales in Boots Healthcare International grew by 9.6% (7.8% in local currency) with all major brands delivering sales growth.

On a local currency basis Nurofen sales up 15% with strong growth in Australia, up over 50%. UK pharmacy and grocery market share grew by 160 bps from successful launches of Nurofen Migraine and continued good performance from other new products.

Clearasil was up 6% ahead in the year but in the US, its biggest market, sales were down 3%. This was due to substantial pipeline fill in 2002/03 and in fact brand share is up 100 bps. In the UK, the Total Control launch helped sales to increase by 7%.

Strepsils sales increased by 9% with good performances across its many territories.

Dermo-cosmetics was up 6% in the year driven by good growth in the UK and Spain.

Operating profit increased by 15% to £80.6m.

Boots Opticians and Dentalcare

	2004	2003

	2004	2003
	£m	£m
Sales	241.6	258.6
Total Growth	-6.6%	13.0%
Like for like growth	-5.0%	3.4%
Operating Loss	(5.1)	(30.9)
Operating Margin	-2.1%	-11.9%

Included in the above are the following results for Dentalcare:

	2004	2003
	£m	£m
Sales	23.7	21.6
Total Growth	9.7%	63.6%
Operating Loss	(16.1)	(23.2)

Sales in Boots Opticians were affected by the very competitive markets in core optics with LASIK still suffering from the effects of negative publicity on the effects of laser treatment.

Operating profit in core optics grew by 65% to £12.8m through improved cost management.

Sales in Dentalcare were up 9.7% following the changes to the operating model introduced in 2003. Patient numbers increased by over 50% and revenue per dentist by over 55%. Operating losses overall reduced by 30.7% to £16.1m.

Boots Retail International

	2004	2003
	£m	£m
Sales	43.0	37.0
Total Growth	16.1%	-8.2%
Comparable Growth	20.8%	-5.4%
Operating Loss	(10.4)	(22.3)
Operating Margin	-24.2%	-60.3%

Sales in Boots Retail International rose by 16.1% (20.8% in local currency) to £43.0m. 17 new implants were opened in Taiwan and 15 in Hong Kong. Like for like sales in Thailand were up 16%.

Operating losses halved to £10.4m, and the Far East region is now at break even. The business recently began small implant trials in the US with two retail partners.

Group & Other

	2004	2003
	£m	£m
Sales	91.5	79.8
Sales Growth	14.7%	6.7%
Operating loss	(46.1)	(66.2)

Sales growth of £11.7m is attributable to the sale of the group's last development property in the year.

Operating loss fell by £20.1m. The process of running down the Airdrie manufacturing plant and of transferring production to other factories continued in the year. The costs were £5m compared with £12m in the previous year. Other corporate costs fell by £13m in the year.

Cost Reduction Programme

The Getting in Shape programme is delivering ahead of the £100m target of savings with an expectation of delivering £130m of savings in 2005/06 from actions already announced and 2,700 people will leave the business by then.

The Head Office reorganisation announced in January has proceeded faster than expected and has seen the transfer of £16m of cost from 2004/05 to 2003/04.

The company is committed to continuing to improve efficiency and will continue to explore other ways of reducing costs. This is likely to result in further head count reductions.

Financing and Share Buyback Programme

The Company is committed to maintaining a strong balance sheet and a review of the efficiency of the balance sheet has been completed and has identified some clear steps forward.

Surplus share capital has been identified and a £700m return of surplus cash to shareholders over the next two years through share buybacks is planned. This is viewed as a prudent and demonstrates the determination to deliver the growth plans for Boots in a focussed and disciplined way.

£350m will be returned in 2004/05 but clearly the second tranche will depend upon the performance of the business and its generation of net cash flow.

A 4.2% dividend increase for the year to 29.8p and the company confirms its commitment to maintain progressive dividend returns and to continue to return surplus cash to shareholders

Group free cashflow was £427m in the year after funding £194m of fixed asset

purchases and a £48m increase in working capital, principally to fund extra stock supporting new stores and higher sales in Boots The Chemists.

Net debt at the end of the year has risen by £97m to £149m after the return of a further £260m to shareholders through the share buyback programme.

Exceptional Items

Exceptional items for 2003/04 were:

	2004	2003
	£m	£m
Profit on disposal of fixed assets	32.5	5.1
Provision for closure of operations	3.9	(34.5)
Disposal of Halfords business	-	(123.2)
	36.4	(152.6)
Exceptional Interest - closure of interest rate swaps	-	92.1
	36.4	(60.5)

Pension Fund

The P&L cost of the pension fund is expected to increase by £40m in 2004/05, in line with the guidance given in March. This is principally as a result of the roll-off of the amortisation of previous surpluses, and the movement in real bond yields in the three years since the last actuarial valuation.

The pension fund remains strong, but to better match long term liabilities, the Pension Fund Trustees have decided to switch a small proportion, around 15%, of the fund's assets into asset classes other than bonds.

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH 2004

		Total	Totall
		2004	2003
	Notes	£m	£m
Turnover			
Turnover from continuing operations		5,326.4	5,087.5
Discontinued operation		-	234.9

Turnover: group and share of joint ventures	1	5,326.4	5,322.4
Less: share of joint ventures' turnover		(1.4)	(2.1)
Group turnover		5,325.0	5,320.3
Operating Profit			
Operating profit from continuing operations		551.2	532.3
Discontinued operation		-	22.5
Group operating profit		551.2	554.8
Share of operating loss of joint ventures		(1.1)	(13.2)
Total operating profit including share of joint ventures	2	550.1	541.6
Profit on disposal of fixed assets	3	32.5	5.1
Provision for loss on closure of operations	3	3.9	(34.5)
Loss on disposal of business	3	-	(123.2)
Profit on ordinary activities before interest and taxation	2	586.5	389.0
Net interest (payable) / receivable and similar items2	4	(5.5)	103.4
Profit on ordinary activities before taxation		581.0	492.4
Tax on profit on ordinary activities	5	(167.7)	(191.9)
Profit on ordinary activities after taxation		413.3	300.5
Equity minority interests		(0.7)	(0.5)
Profit for the financial year attributable to shareholders		412.6	300.0
Dividends paid and proposed	6	(226.3)	(230.7)
Retained profit for the financial year		186.3	69.3

Basic earnings per share	7	52.9p	35.8p
Basic earnings per share before exceptionals	7	48.2p	45.0p
Diluted earnings per share	7	52.8p	35.7p
Diluted earnings per share before exceptionals	7	48.0p	44.9p
Dividends per share	6	29.8p	28.6p

1 Restated on adoption of FRS5 application note G on Revenue Recognition

2 Includes exceptional items - see notes 3 and 4 for details.

BOOTS GROUP PLC

PRELIMINARY RESULTS

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

FOR THE YEAR ENDED 31ST MARCH 2004

	2004 £m	2003[1] £m
Profit for the financial year attributable to shareholders	412.6	300.0
Revaluation of investment properties	-	17.1
Currency translation differences on foreign currency net investments	(14.8)	7.5
Total recognised gains and losses for the year	397.8	324.6
Prior Year Adjustment in respect of adoption of FRS5 application note G on revenue recognition	(30.0)	
Total recognised gains and losses since the last annual report	367.8	

NOTE ON HISTORICAL COST PROFITS AND LOSSES

FOR THE YEAR ENDED 31ST MARCH 2004

	2004 £m	2003[1] £m

Reported profit on ordinary activities before taxation	581.0	492.4
Realisation of property revaluation surpluses	15.0	10.2
Difference between historical cost depreciation charge and actual charge for the year calculated on revalued amounts		
	1.1	1.0
Historical cost profit on ordinary activities before taxation	597.1	503.6
Historical cost profit retained	202.4	80.5

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

FOR THE YEAR ENDED 31ST MARCH 2004

	2004	2003[1]
	£m	£m
Total recognised gains and losses for the year	397.8	324.6
Dividends	(226.3)	(230.7)
New share capital issued (net of expenses)	0.3	(0.3)
Repurchase of shares	(259.9)	(462.8)
Goodwill released on disposal of businesses	-	349.3
Net decrease in shareholders' funds	(88.1)	(19.9)
Opening shareholders' funds	1,969.4	1,989.3
Closing shareholders' funds	1,881.3	1,969.4

1 Restated on adoption of FRS5 application note G on Revenue Recognition

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP BALANCE SHEET

31ST MARCH 2004

	2004	20031
	£m	£m
Fixed assets		
Intangible assets	281.5	301.3
Tangible assets	1,499.4	1,516.5
Other investments	74.7	84.7
	1,855.6	1,902.5
Current assets		
Stocks	690.8	638.6
Debtors falling due within one year	516.0	536.6
Debtors falling due after more than one year	165.9	114.0
Current asset investments and deposits	239.1	293.1
Cash at bank and in hand	110.5	203.4
	1,722.3	1,785.7
Creditors: Amounts falling due within one year	(1,135.3)	(1,155.6)
Net current assets	587.0	630.1
Total assets less current liabilities	2,442.6	2,532.6
Creditors: Amounts falling due after more than one year	(382.9)	(401.8)
Provisions for liabilities and charges	(177.2)	(160.9)
Net assets	1,882.5	1,969.9
Capital and reserves		
Called up share capital	193.9	203.5
Share premium account	0.3	-
Revaluation reserve	244.2	260.3
Capital redemption reserve	15.2	5.6

Merger reserve	310.8	310.8
Profit and loss account	1,116.9	1,189.2
Equity shareholders' funds	1,881.3	1,969.4
Equity minority interests	1.2	0.5
	1,882.5	1,969.9

1 Restated on adoption of FRS5 application note G on Revenue Recognition

BOOTS GROUP PLC

PRELIMINARY RESULTS

GROUP CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH 2004

	Notes	2004 £m	2003 £m
Cash inflow from operating activities	8	637.8	582.3
Returns on investment and servicing of finance (#)		(22.6)	75.0
Taxation		(166.2)	(196.7)
Purchase of fixed assets		(194.2)	(145.8)
Disposal of fixed assets		149.6	118.6
Disposal of own shares		2.3	3.1
Acquisitions and disposals	8	(2.2)	358.1
Equity dividends paid		(229.1)	(238.3)
Cash inflow before use of liquid resources and financing		175.4	556.3
Management of liquid resources		53.5	15.8
Financing	8	(281.2)	(511.8)
(Decrease) / increase in cash in the year		(52.3)	60.3

Cash is defined as cash in hand and deposits repayable on demand, less overdrafts repayable on demand.

Prior year includes exceptional interest received of £53.8m.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

FOR THE YEAR ENDED 31ST MARCH 2004

	Notes	2004 £m	2003 £m
(Decrease)/increase in cash in the year		(52.3)	60.3
Cash (inflow) from change in liquid resources		(53.5)	(15.8)
Cash outflow from change in borrowings and lease financing	8	16.9	46.0
Movement in net debt resulting from cash flows		(88.9)	90.5
Finance lease additions		(4.2)	(1.8)
Increase in value of investment in 10.125% bond 2017		-	5.8
Currency and other non-cash adjustments		(3.9)	0.3
Movement in net debt during the year		(97.0)	94.8
Opening net debt		(51.5)	(146.3)
Closing net debt		(148.5)	(51.5)

Net debt comprises cash, liquid resources, finance leases and all other borrowings.

NOTES ON RESULTS

1. Turnover by business segment

	Notes	2004 £m	2003 £
Continuing operations:			
Health		1,806.7	1,704.
Beauty and Toiletries		1,992.5	1,902.
Lifestyle		676.5	676.
Boots The Chemists		4,475.7	4,283.

Boots Opticians and Dentalcare					241.6	258.
					4,717.3	4,542.
Boots Healthcare International				a	476.0	430.
Boots Retail International				b	41.6	35.
Group and other				c	91.5	79.
Continuing operations					5,326.4	5,087.
Discontinued operation - Halfords					-	234.
Turnover: group and share of joint ventures					5,326.4	5,322.

Notes

a) Boots Healthcare International also made inter-segmental sales of £28.6m (20C £30.3m)

b) Boots Retail International also made inter-segmental sales of £1.4m (2003 £1.

c) Group and other includes Boots Manufacturing third party sales of £68.4m (20C £68.1m)

1. Restated on adoption of FRS5 application note G on Revenue Recognition

Impact of FRS5 Changes - Revenue Recognition

During the year, the Accounting Standards Board issued additional guidance to FRS5 in the form of Application Note G: Revenue Recognition.

The overall impact on the Boots Group PLC is to reduce turnover by £5.0m (2003 £4.9m) and operating profit by £1.4m (2003 £2.5m). There is a prior year adjustment of £30.0m to reserves at 31st March 2003 as a result of these changes. Comparatives have been restated.

2. Profit before interest and taxation by business segment

		Before exceptional items 2004	Total 2004	Before exceptional items1 2003	Tc

	Notes	£m	£m	£m	
Continuing operations:					
Boots The Chemists	a	531.1	523.8	568.4	5
Boots Opticians and Dentalcare		(5.1)	(1.1)	(30.9)	(
		526.0	522.7	537.5	5
Boots Healthcare International		80.6	80.6	70.1	
Boots Retail International		(10.4)	(10.4)	(22.3)	(
Group and other	b	(46.1)	(6.4)	(66.2)	(
Continuing operations	c	550.1	586.5	519.1	4
Discontinued operation - Halfords		-	-	22.5	(1
Profit before interest and taxation		550.1	586.5	541.6	3

Notes

a) Boots the Chemist included an operating loss in respect of Digital Wellbeing £3.2m (2003 £14.7m).

b) Group and other includes £12.0m in the comparative year for costs of rational the group's manufacturing facilities.

c) Costs of £66.0m have been included in the current year for the rationalising head office, as part of the Getting In Shape programme.

1 Restated on adoption of FRS5 application note G on Revenue Recognition

3. Exceptional items

	2004	2003
	£m	£m
Profit on disposal of fixed assets - continuing	32.5	5.1
Provision for loss on closure of operations	3.9	(34.5)

(continuing)

Loss on disposal of business (discontinued)	-	(123.2)
Total exceptional items before interest and taxation	36.4	(152.6)
Attributable tax credit	0.6	11.1
	37.0	(141.5)

Provision for loss on closure of operations in the prior year relates to the withdrawal from certain Wellbeing Services.

As detailed in note 4 an exceptional interest credit of £92.1m arose in the year to 31st March 2003, the tax on which was £27.6m.

4. Net interest (payable)/receivable and similar items

	2004 £m	2003 £m
Interest payable and similar charges:		
Bank loans and overdrafts	(6.2)	(7.9)
Other loans	(18.1)	(23.9)
Finance lease charges	(0.7)	(0.9)
Income from interest rate swaps	6.8	22.0
	(18.2)	(10.7)
Interest receivable and similar income	13.2	16.6
Increase in value of investment in 10.125% bond 2017	-	5.8
Share of interest of joint ventures	(0.5)	(0.4)
Net interest (payable)/receivable and similar items before closure of interest rate swaps		
	(5.5)	11.3
Exceptional interest on closure of interest rate swaps	-	92.1
Net interest (payable) / receivable and similar items	(5.5)	103.4

Interest payable and similar charges includes interest payable on the 10.125% bond 2017 of £nil (2003 £5.8m) and Eurobond of £16.5m (2003 £16.5m).

The 10.125% bond 2017 was redeemed on 25th June 2002. Following redemption there is no further impact on the profit and loss account.

5. Tax on profit on ordinary activities

	2004 £m	20031 £m
Current tax	116.3	207.3
Relief for overseas taxation	(4.1)	(6.6)
	112.2	200.7
Overseas taxation	16.7	15.6
Total current tax charge for the year	128.9	216.3
Deferred taxation	38.8	(24.4)
	167.7	191.9

Reconciliation of current tax charge

	2004 £m	20031 £m
Profit on ordinary activities before taxation	581.0	492.4
Tax on profit on ordinary activities at UK standard rate 30%	174.3	147.7
Factors affecting charge for the year:		
Changes in accelerated capital allowances	(4.8)	7.0
Changes in pension fund prepayment	(6.6)	6.3
Other timing differences	(15.6)	4.7
Intangibles amortisation	(6.5)	(4.5)
Disallowable expenses	3.8	19.4
Exceptional items	(11.9)	34.8
Foreign tax charged at higher rates than UK standard rate	1.7	2.5
Prior year adjustments	(5.5)	(1.6)
Total current tax charge for the year	128.9	216.3

1 Restated on adoption of FRS5 application note G on Revenue Recognition

6. Dividends

The directors have proposed a final dividend of 21.0p per share that amounts to approximately £158.6m. If approved the total dividends for the year will be 29.8p per share (2003 28.6p per share). The proposed final dividend if approved will be paid on 20th August 2004 to shareholders registered on 11th June 2004. Most shareholders (excluding those in Canada and the USA) will have the opportunity to reinvest their cash dividend in existing shares bought on the London Stock Exchange through a dividend reinvestment plan. The company's registrars must receive all applications to join that plan or amend existing instructions under it by 17.00 on 23rd July 2004.

7. Earnings per share

	2004	2003[1]
Basic earnings per share before exceptional items	48.2p	45.0p
Effect of exceptional items	4.7p	(9.2)p
Basic earnings per share	52.9p	35.8p
Diluted earnings per share before exceptional items	48.0p	44.9p
Effect of exceptional items	4.8p	(9.2)p
Diluted earnings per share	52.8p	35.7p

The calculation of basic and diluted earnings per share is based on:

	2004	2003[1]
	£m	£m
Earnings		
Earnings for basic and diluted earnings per share calculation before exceptional items	375.6	377.0
Exceptional items (see note 3)	37.0	(77.0)

Earnings for basic and diluted earnings per share calculation	412.6	300.0

1 Restated on adoption of FRS5 application note G on Revenue Recognition

	2004	2003
	million	million
Number of Shares		
Weighted average number of shares used in basic earnings per share calculation	780.0	838.1
Dilutive effect of options	1.7	1.6
Weighted average number of shares used in diluted earnings per share calculation	781.7	839.7

The weighted average number of shares used in basic earnings per share calculation excludes 12.6m (2003 14.6m) shares held by The Boots ESOP Trust, the QUEST and unappropriated shares held by Boots Share Plan Trustees.

The dilutive effect relates to options under an employee savings related scheme and executive option schemes.

Basic and diluted earnings per share before exceptional items are disclosed to reflect the underlying performance of the group.

8. Notes to the Group Cash Flow Statement

	2004	20031
	£m	£m
Reconciliation of operating profit to operating cash flows		
Group operating profit	551.2	554.8
Depreciation, amortisation and impairments of fixed assets	136.7	162.8
Loss on disposal of fixed assets	3.4	5.5
Increase in working capital	(47.5)	(130.3)
Other non-cash movements	11.3	(2.4)
Net cash inflow before expenditure relating to exceptional items	655.1	590.4

Exceptional operating cash flows (see below)	(17.3)	(8.1)
Cash inflow from operating activities	637.8	582.3

Exceptional operating cash flows		
Restructuring and integration costs paid	(17.3)	(8.1)
	(17.3)	(8.1)

Financing		
Capital element of finance lease rental agreements	(5.9)	(8.1)
Decrease in other borrowings	(11.0)	(37.9)
Cash outflow from change in borrowings and lease financing	(16.9)	(46.0)
Issue of ordinary share capital (net of expenses)	0.3	(0.3)
Repurchase of shares	(264.6)	(465.5)
	(281.2)	(511.8)

1 Restated on adoption of FRS5 application note G on Revenue Recognition

Acquisitions and disposals		
Acquisition of businesses	(1.1)	(1.2)
Disposal of businesses	-	396.0
Cash balances sold with business	-	(21.5)
Cash balance acquired with businesses	-	1.0
Deferred consideration in respect of prior year acquisitions and disposals	-	0.6
Costs of disposals paid	-	(8.6)
Investment in joint ventures	(1.1)	(9.3)
Repayment of loan by joint venture	-	1.1
	(2.2)	358.1

9. Pensions

Following the Accounting Standards Board proposal in July 2002 to extend the transitional regime of FRS17, given the move towards compliance with international standards, the group has decided that it will continue to account for pensions under SSAP24. The pension costs for the Boots Pension Scheme for the year under SSAP24 was £28m (2003 £31m). Total pension costs including other UK schemes and overseas arrangements are £34m (2003 £36m).

The scheme surplus under SSAP24 at the last valuation in 2001 was £0.3bn. The triennial actuarial valuation, as at April 2004, is in progress.

FRS17, the UK pensions standard, discounts pension commitments, including salary growth, at an AA bond yield. The value of liabilities at 31st March 2004 was £2,894m (2003 £2,540m) and the market value of assets was £2,836m (2003 £2,694m), giving a pension scheme deficit of £58m (2003 £154m surplus), before tax.

The service or operating cost of the scheme for the current year under FRS17 is £88m (2003 £78m). The cost after finance income is £98m (2003 £83m).

10. Other information

The preliminary figures for the financial year ended 31st March 2004 together with the corresponding amounts for 2003 are not the statutory accounts of the company for these financial years. Statutory accounts for the previous year have been delivered to the Registrar of Companies, whereas those for the financial year ended 31st March 2004 will be delivered to the Registrar of Companies in July 2004. The auditors have reported on the statutory accounts for both financial years; these reports were unqualified and did not contain a statement under section 237 of the Companies Act 1985.

The full report and accounts to which the auditors have issued an unqualified report or the summary financial statement will be posted to shareholders by Friday 18th June 2004. Copies will be available from The Secretary, Boots Group PLC, 1 Thane Road West, Nottingham, NG2 3AA.

The annual general meeting will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London at 11.00 hours on Thursday, 22nd July 2004.

Issued by Boots Group PLC

For further information please contact:

Investor Relations - Peter Baguley

Tel: 020 7995 9617 — Between 07.00 am and 1.30 pm

Mobile: 07770 440690 — After 1.300 pm

Media - Donal McCabe or Matt Dransfield

Tel: 020 7995 9617 — Between 07.00 am and 1.30 pm

Mobile: Donal 07769 690618 — After 1.30 pm

Matt 07973 844612 — After 1.30 pm

The company news service from the London Stock Exchange

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:57 26 May 2004
Number	1254Z

26th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 26th May 2004, Boots Group PLC acquired 310,000 ordinary shares in the company for cancellation. The price paid was 631.06p per share. This brings the total number of shares purchased during this programme to 83,764,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:19 25 May 2004
Number	0781Z

25th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 25th May 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 629.518p per share. This brings the total number of shares purchased during this programme to 83,454,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:28 24-May-04
Number	0297Z

24th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 24th May 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 635.414p per share. This brings the total number of shares purchased during this programme to 83,204,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:05 21 May 2004
Number	9807Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 21st May 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 628.538p per share. This brings the total number of shares purchased during this programme to 83,004,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:05 20 May 2004
Number	9319Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 20th May 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 630.39p per share. This brings the total number of shares purchased during this programme to 82,854,727.

Company Boots Group PLC
TIDM BOOT
Headline Transaction in Own Shares
Released 17:55 19 May 2004
Number 8850Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 19th May 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 631.24p per share. This brings the total number of shares purchased during this programme to 82,654,727.

Company Boots Group PLC
TIDM BOOT
Headline Transaction in Own Shares
Released 18:23 18 May 2004
Number 8311Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 18th May 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 626.6587p per share. This brings the total number of shares purchased during this programme to 82,504,727.

Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:51 17 May 2004
Number	7737Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 17th May 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 615.21p per share. This brings the total number of shares purchased during this programme to 82,254,727.

Company	Xansa PLC
TIDM	XAN
Headline	Re Contract
Released	07:00 14-May-04
Number	6721Y

Press Release

14 May 2004

BOOTS EXTENDS OUTSOURCING PARTNERSHIP WITH XANSA

Contract extension and next phase of change programme valued at over £11m over five years

Boots, the UK's largest pharmacy chain, and Xansa, the international business process and IT services company, are pleased to announce that Boots has extended its existing outsourcing contract with Xansa. In addition, Boots has also strengthened its relationship with Xansa, by progressing with Xansa onto the next phases of its change programmes, which will allow Boots to focus on developing and delivering retail excellence with product and service innovation. The value of these activities delivers over £11m of additional committed orders over the next five years.

Since 2001, Xansa, working in close partnership with Boots, has been supporting and developing Application Services, Systems Architecture and the Strategic Business Programmes key to the development of new retail processes and systems for Boots. This partnership was further extended in 2002, to include a seven-year, £54m minimum commitment outsourcing contract with cost savings of upto £30m. Boots expect to reduce comparative in-house costs by 30% over this seven-year period through access to the necessary flexibility and skills Xansa offers, coupled with a reskilling programme and utilisation of Xansa's offshore capabilities.

Backbone, a key element in Boots overall strategic change programme, is one of the world's largest SAP retail system implementations. Xansa's expertise in providing support and development capabilities is allowing Boots to integrate a range of diverse systems and processes that will ensure that Boots customers have their favourite products and new offers available in the right place and the right time.

Commenting on the announcement, Alistair Cox, Chief Executive Xansa said,

"I am very pleased that we continue to build our partnership with Boots. The cost savings delivered by Xansa will allow Boots to focus on their strategic change programme. These real benefits are being achieved by firstly supporting and developing application services, systems architecture and strategic business programmes key to Boots' strategy, and secondly, by working together as a team."

Contact:

Steve Stratton
Investor Relations Director, Xansa
Tel : + 44 (0)8702 416181
Email : steve.stratton@xansa.com

Giles Sanderson / James Melville-Ross
Financial Dynamics
Tel : + 44 (0)20 7831 3113

Donal McCabe
Head of Financial Media,
Corporate Communications, Boots
Tel: +44 (0) 115 968 7029
Email : donal.mccabe@boots-plc.com

About Xansa

Xansa is an international business process and IT services company creating and delivering process and technology solutions that significantly improve its clients' business performance. Through strong relationships commercial innovation and its integrated Indian delivery capability, Xansa drives real and long-term cost reductions, performance improvements and new ways of working tailored to each client. Its services are *Business and Technology Consulting, IT Implementation, IT Outsourcing and Business Process Outsourcing.*

About Boots

Boots is one of the best known retail names in the UK. As well as retailing, the company develops and manufacture products, and market many worldwide. Boots ability to develop powerful own brand and exclusive ranges sets it apart from competitors and gives customers compelling reasons to come to Boots.

As one of the most trusted brands on the high street, the company is now investing even more in making its stores attractive, developing innovative products and strengthening its position as the UK's leader in pharmacy. At the same time, it is growing as a leader in over-the-counter consumer healthcare products through the activities of Boots Healthcare International. This business is responsible for developing and marketing well-known brands such as Nurofen, Strepsils, E45 and Clearasil. Boots successfully sell these brands in over 130 countries around the world and are committed to growing its international business still further.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:21 14 May 2004
Number	7237Y

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 14th May 2004, Boots Group PLC acquired 150,000 ordinary shares in the company for cancellation. The price paid was 619.4p per share. This brings the total number of shares purchased during this programme to 82,054,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:31 13 May 2004
Number	6715Y

13th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 13th May 2004, Boots Group PLC acquired 65,000 ordinary shares in the company for cancellation. The price paid was 618.5p per share. This brings the total number of shares purchased during this programme to 81,904,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:19 12 May 2004
Number	6141Y

12th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 12th May 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 611.89p per share. This brings the total number of shares purchased during this programme to 81,839,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:01 11 May 2004
Number	5570Y

11th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 11th May 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 606.65p per share. This brings the total number of shares purchased during this programme to 81,589,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:03 10 May 2004
Number	5082Y

10th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 10th May 2004, Boots Group PLC acquired 200,000 ordinary shares in the company for cancellation. The price paid was 596.35p per share. This brings the total number of shares purchased during this programme to 81,339,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	16:55 7 May 2004
Number	4551Y

7th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 7th May 2004, Boots Group PLC acquired 100,000 ordinary shares in the company for cancellation. The price paid was 606.41p per share. This brings the total number of shares purchased during this programme to 81,139,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:20 6 May 2004
Number	3956Y

6th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 6th May 2004, Boots Group PLC acquired 300,000 ordinary shares in the company for cancellation. The price paid was 602.52p per share. This brings the total number of shares purchased during this programme to 81,039,727.

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Company	Boots Group PLC
TIDM	BOOT
Headline	Transaction in Own Shares
Released	17:26 5 May 2004
Number	3420Y

5th May 2004

BOOTS GROUP PLC SHARE REPURCHASE PROGRAMME

On 5th May 2004, Boots Group PLC acquired 250,000 ordinary shares in the company for cancellation. The price paid was 611.17p per share. This brings the total number of shares purchased during this programme to 80,739,727.

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